Brookfield

2022

ANNUAL REPORT

Brookfield Renewable Partners L.P.

Our Operations
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. We include operating assets for which we have access to a priority growth pipeline that if funded would provide us the opportunity to own a near-majority share of the business.
Our global diversified portfolio of renewable power assets, which makes up over 98% of our business, has approximately 25,400 MW of operating capacity and annualized LTA generation of approximately 69,700 GWh and a development pipeline of approximately 110,000 MW.
The table below outlines our operating renewable power portfolio as at December 31, 2022:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	30	136	2,905	11,963	2,543
Canada	19	33	1,361	5,178	1,261
	49	169	4,266	17,141	3,804
Colombia(3)	11	17	2,953	15,891	3,703
Brazil	27	43	940	4,811	—
	87	229	8,159	37,843	7,507
Wind
North America
United States(4)	—	39	3,652	11,934	—
Canada	—	4	483	1,438	—
	—	43	4,135	13,372	—
Europe	—	42	1,118	2,551	—
Brazil	—	19	457	1,950	—
Asia	—	21	1,225	3,104	—
	—	125	6,935	20,977	—
Utility-scale solar	—	149	3,957	8,476	—
Distributed energy & sustainable solutions
Distributed generation(5)	—	6,238	2,055	2,439	—
Storage & other(6)	2	23	4,271	—	5,220
	2	6,261	6,326	2,439	5,220
	89	6,764	25,377	69,735	12,727
(1)LTA is calculated based on our portfolio as at December 31, 2022, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes two wind plants in Colombia (32 MW).
(4)Includes a battery storage facility in North America (10 MW).
(5)Includes nine fuel cell facilities in North America (10 MW).
(6)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW), and two cogeneration plants in Europe (124 MW).

Recently, we have been making prudent and structured investments in our sustainable solutions portfolio which is comprised of emerging transition asset classes where our initial investment positions us for potential future large-scale decarbonization investment. This portfolio includes investments in businesses that have an operating portfolio of 47 thousand metric tons per annum (“TMTPA”) of carbon capture and storage (“CCS”), 3 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) operating production capacity annually and over 1 million tons of recycled materials. Our sustainable solutions development pipeline includes opportunities to invest in projects with up to 8 million metric tons per annum (“MMTPA”) of CCS, 19 materials recovery facilities (“MRFs”) that would result in 2 million tons of recycled materials and 70 digesters that would produce more than 3 million MMBtu of RNG production capacity annually.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2022 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,402	3,469	2,171	2,921	11,963
Canada	1,235	1,489	1,236	1,218	5,178
	4,637	4,958	3,407	4,139	17,141
Colombia	3,632	3,985	3,881	4,393	15,891
Brazil	1,183	1,198	1,214	1,216	4,811
	9,452	10,141	8,502	9,748	37,843
Wind
North America
United States	3,212	3,138	2,631	2,953	11,934
Canada	400	345	273	420	1,438
	3,612	3,483	2,904	3,373	13,372
Europe	772	553	496	730	2,551
Brazil	371	494	606	479	1,950
Asia	737	760	776	831	3,104
	5,492	5,290	4,782	5,413	20,977

Utility-scale solar	1,965	2,219	2,380	1,912	8,476

Distributed energy & sustainable solutions	481	714	719	525	2,439

Total	17,390	18,364	16,383	17,598	69,735
(1)LTA is calculated based on our portfolio as at December 31, 2022, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2022 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,359	1,466	1,950	8,000
Canada	1,010	1,210	980	959	4,159
	3,235	3,569	2,446	2,909	12,159
Colombia	875	960	935	1,059	3,829
Brazil	1,007	1,020	1,034	1,036	4,097
	5,117	5,549	4,415	5,004	20,085
Wind
North America
United States	956	944	782	957	3,639
Canada	324	283	225	340	1,172
	1,280	1,227	1,007	1,297	4,811
Europe	275	207	172	250	904
Brazil	126	168	210	165	669
Asia	178	187	191	201	757
	1,859	1,789	1,580	1,913	7,141

Utility-scale solar	583	789	833	551	2,756

Distributed energy & sustainable solutions	179	277	274	182	912

Total	7,738	8,404	7,102	7,650	30,894
(1)LTA is calculated based on our portfolio as at December 31, 2022, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Annual Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Annual Report and in other filing with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada – see “PART 10 – Cautionary Statements”. We make use of non-IFRS measures in this Annual Report – see “Part 10 – Cautionary Statements”. This Annual Report, our Form 20-F and additional information filed with the SEC and with Securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

Letter to Unitholders

We had another successful year. We saw strong financial performance across the business, continuing our track record of double-digit average annual FFO growth for more than a decade. We agreed to deploy capital ahead of our targets, growing in every market we operate, while dramatically expanding our renewable operations and also making our first transition investments. We delivered record performance from our development activities with 19,000 megawatts of capacity under construction and in advanced stages and increased our global development pipeline to almost 110,000 megawatts.

As we enter 2023, our business has tremendous momentum. We continue to be one of the largest owners, operators, and builders of clean energy globally, with strong growth prospects, and inflation-linked cash flows that are supported by double-digit years of weighted average contract life.

Looking ahead, decarbonization is now firmly established as a primary objective of the global economy. As one of the pre-eminent clean energy companies with a scale global presence, deep operating capabilities, and access to capital, we are uniquely positioned to execute on the most attractive decarbonization investment opportunities around the world.

Given our strong financial and operating performance, robust liquidity, and positive outlook for the business, we are pleased to announce a 5.5% increase to our distributions to $1.35 per unit on an annualized basis. This is the 12th consecutive year of at least 5% annual distribution growth since 2011, when Brookfield Renewable was publicly listed

Highlights for the year include:

•Generated funds from operations (FFO) for the year of over $1.0 billion, or $1.56 per unit, an 8% increase over the same period last year. This was a result of the stability of our high-quality inflation-linked contracted cash flows, organic growth and commercial initiatives, and contributions from acquisitions.

•Advanced key commercial priorities including securing contracts for over 11,000 gigawatt hours per year of generation, continuing our approach of partnering on a global basis with the largest corporate purchasers of green power.

•Continued to accelerate our development activities, commissioning approximately 3,500 megawatts of new projects that are expected to contribute $45 million of FFO annually on a run-rate basis. We also continue to execute on our 19,000-megawatt under construction and advanced stage pipeline, which, along with our sustainable solutions pipeline, is expected to contribute approximately $235 million of FFO annually to Brookfield Renewable once commissioned.

•Closed or agreed to invest up to $12 billion ($2.8 billion net to Brookfield Renewable) of capital across multiple transactions and regions.

•Maintained our strong balance sheet and executed approximately $10 billion of financings, generating $2 billion ($1.2 billion net to Brookfield Renewable) in proceeds from upfinancings and bolstering our liquidity, which stands at $3.7 billion, while continuing to minimize our exposure to floating interest rates or near-term maturities.

•Completed or are advancing up to $4.6 billion (approximately $1.6 billion net to Brookfield Renewable) of asset recycling activities.

A Record Year for Growth

2022 has been our strongest year for growth to date. We closed or agreed to invest up to $12 billion ($2.8 billion net to Brookfield Renewable) to be deployed over the next five years, which represents almost half of our growth target for that period. We invested across all major decarbonization asset classes, including utility-scale wind and solar, distributed generation, nuclear, battery storage, and transition investments. This puts us in an excellent position to outperform both our growth and return targets.

The investment environment for renewables remains highly compelling. Corporate clean energy demand, low-cost energy profile, electrification, and energy independence continue to be key trends accelerating renewable deployment. Our disciplined approach to investing, long-dated history of owning and operating clean energy assets, and access to large-scale capital put us in a leadership position. Our track record demonstrates that we are uniquely capable of capturing some of the most attractive scale opportunities and we expect to be able to replicate this strategy looking forward.

In renewable development, we agreed to invest up to $6.4 billion (approximately $1.4 billion net to Brookfield Renewable) of capital through both organic growth within our existing businesses and acquiring new complementary platforms that enhance our current offering. We invested in three large renewable development businesses in the U.S. — Urban Grid, Standard Solar, and Scout Clean Energy. With these investments, we continue to expand our presence in the U.S., and it continues to be our largest market with approximately 74,000 megawatts in operations and development. On the back of the Inflation Reduction Act and strong corporate demand, we are actively pulling forward development projects in the U.S., which is increasing the growth prospects of these businesses beyond our original underwriting.

Since this time last year, our global renewable power development pipeline has nearly doubled to almost 110,000 megawatts today. Included in this project pipeline are 19,000 megawatts which are advanced stage and construction-ready. This represents meaningful value in the ground and will contribute significant cash flows once completed. Additionally, our global, technologically diversified fleet means we are a partner of choice for multinational corporations seeking large-scale, low carbon energy solutions.

We also formed a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. We believe that nuclear power and hydroelectricity are the only forms of clean, dispatchable, baseload power generation and will be a key enabler of the rapid growth of intermittent solar and wind. As the leading original equipment manufacturer and provider of essential products and services to half the global nuclear power generation fleet, Westinghouse is a critical player in the energy transition. We expect total equity invested to be ~$4.5 billion (up to $750 million net to Brookfield Renewable). We, alongside our institutional partners, will own a 51% interest with Cameco owning 49%. Westinghouse is well positioned to capture the increasing global tailwinds for nuclear and expect the transaction to close in the second half of 2023.

Lastly, we entered a number of new high growth transition asset classes that are complementary to our core renewable assets, including carbon capture and storage, recycling, and renewable natural gas (“RNG”), through small upfront investments with experienced partners, that are structured with downside protection, discretion over future investment and significant potential upside returns on our capital. This includes an investment in California Bioenergy, a leading California-based developer, operator, and owner of RNG assets. We have invested an initial $150 million ($30 million net to Brookfield Renewable) into the business in a downside protected convertible structure and have a priority right to invest up to an additional $350 million ($70 million net to Brookfield Renewable) to support the development of new agriculture RNG assets, many of which have offtakes with corporate customers we know through our renewable platform.

Our Access to Capital Has Become Increasingly Valuable

We have said for many years that the strength of our balance sheet and our ability to invest alongside large-scale institutional capital represents a significant competitive advantage.

Throughout our history, we have prioritized capitalizing the business with a strong investment grade balance sheet, utilizing long duration non-recourse debt, and maintaining high levels of liquidity. We have operated this way for many years, ensuring that we maintain a low risk financial profile and focusing on financial strength and flexibility. We recognize that this can often be overlooked as part of investors' risk-reward equation, in particular during expansionary periods. However, we believe it is critical to our long-term success, and over time, contributes meaningfully to the compounding of our cash flows and the total returns delivered by our units.

Furthermore, our structure of investing alongside Brookfield’s private funds provides access to scale, long-term institutional capital, allowing us to target sizable deals where there is often limited competition. Combined with our platform capabilities, this allows us to execute some of the largest and most attractive decarbonization opportunities, positioning us to generate strong risk-adjusted returns.

Investor appetite for the energy transition remains very strong. We have seen significant institutional demand to invest alongside experienced owners, operators, and investors like us. The success of Brookfield’s first $15 billion transition fund demonstrated this, establishing the world’s largest private fund dedicated to facilitating the global transition to a net-zero economy. A key part of Brookfield’s private fund strategy is developing relationships with large pools of long-term private capital who seek both the opportunity to invest alongside us, both by investing in our private funds, and also directly in the investment as co-investors. This co-investment program further enhances our access to capital, and it provides another source of liquidity.

In today’s market, where access to capital is limited for some market participants, this becomes an even more meaningful competitive advantage. Institutional capital supports our ability to invest in great businesses and achieve strong results that maximize long-term returns for our investors. The scale of our transition fund, and the institutional relationships and capital it brings, is another meaningful step change in our funding strategy that we will continue to employ as we grow our business.

Operating Results

Our underlying business continues to perform very well. During the year, we generated FFO of over $1.0 billion, or $1.56 per unit, reflecting solid performance and an increase of 8% versus the same period last year. Our operations benefited from strong global power prices, and continued growth, both through development and acquisitions.

Our business is backed by high-quality cash flows, in large part from our perpetual hydro portfolio, which has become an increasingly valuable source of clean, baseload power as more intermittent renewables come online. With over 5,000-gigawatt hours of generation available for re-contracting across our portfolio over the next five years, and the positive pricing environment for our hydro portfolio, we have significant capacity across our fleet to execute on accretive contracts that we expect to contribute additional FFO and generate a low-cost funding source for our growth.

Our hydroelectric segment delivered FFO of $667 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given our increasingly diversified asset base, inflation-linked power purchase agreements, and ability to capture strong power prices.

Our wind and solar segments generated a combined $579 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet, which are underpinned by long duration power purchase agreements that provide stable revenues. Our distributed energy and sustainable solutions segment generated $154 million of FFO, benefiting from both acquisitions and organic growth across the portfolio.

We have also increased the scale of our development activities, almost doubling our renewable power pipeline from 62,000 megawatts last year to almost 110,000 megawatts today. In 2022 alone, we commissioned approximately 3,500 megawatts of capacity, including completing our 850-megawatt Shepherds Flat wind repowering project on time and on budget.

Furthermore, we have strong visibility into our near-term development pipeline, with almost 5,000 megawatts of projects representing significant dollars in the ground that we expect to build out in the next year and for which we have secured substantially all required funding. Additionally, over 14,000 megawatts of our remaining advanced-stage development projects have been materially de-risked. Together with our sustainable solutions pipeline, these projects are expected to contribute approximately $235 million of incremental run-rate FFO once commissioned.

Balance Sheet And Liquidity

Our financial position remains excellent, and our available liquidity is robust, providing significant flexibility to fund our growth. We are resilient to rising interest rates globally, with over 90% of our borrowings being project-level non-recourse debt, with an average remaining term of 12 years, no material near-term maturities in the next five years, and only 3% exposure to floating rate debt.

Despite market volatility, our access to deep and varied pools of capital continues to be differentiated. We have approximately $3.7 billion of available liquidity, giving us significant financial flexibility during periods of capital scarcity. During the year, we secured approximately $10 billion of financings across the business, resulting in approximately $2 billion ($1.2 billion net to Brookfield Renewable) in upfinancing proceeds.

We are also accelerating our capital recycling activities, which are both an accretive funding lever and a critical part of our full-cycle investment strategy. We expect to imminently close the fifth and final tranche of the sale of our 630-megawatt solar portfolio in Mexico, generating $400 million in the aggregate ($50 million net to Brookfield Renewable). Furthermore, we are advancing numerous capital recycling opportunities, which have attracted lower cost of capital buyers searching for de-risked and mature renewable assets. In this regard, we have initiated several capital recycling initiatives that could generate up to $4 billion in aggregate ($1.5 billion net to Brookfield Renewable) of proceeds when closed and provide significant incremental liquidity in the coming quarters.

Outlook

Our long-term goal remains to deliver 12-15% long-term total returns for investors. To do this, we will continue to be disciplined allocators of capital by leveraging our deep funding sources and operational capabilities to enhance value and de-risk our business.

On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support. We are excited about Brookfield Renewable’s future and look forward to updating you on our progress throughout 2023.

Sincerely,

Connor Teskey
Chief Executive Officer
February 4, 2023

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of renewable power and sustainable solutions assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value. For our sustainable solutions assets, our strategy is to make small upfront investments with experienced partners that are structured with downside protection, discretion over future investment and significant potential upside returns on our capital.
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 3,400 experienced employees. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Recently, we have been making investments in our sustainable solutions portfolio which is comprised of emerging transition asset classes where our initial investment positions us for future large-scale decarbonization investment.
Our portfolio of renewable power assets consists of approximately 25,400 MW of installed capacity largely across four continents that produces annualized long-term average generation on a proportionate basis of approximately 30,900 GWh and a development pipeline of approximately 110,000 MW. Our portfolio of sustainable solutions includes investment in businesses with an operating portfolio of 47 thousand metric tons per annum (“TMTPA”) of carbon capture and storage (“CCS”), 3 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) annual production capacity and over 1 million tons of recycled materials.
The following charts illustrate revenue on a proportionate basis(1):

(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.
Helping to accelerate the decarbonization and stability of the electricity grids. Climate change and energy security are viewed as two of the most significant and urgent issues facing the global economy, posing immense risks to the safety and security of communities and to our collective and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and businesses to help them achieve their decarbonization goals.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 11% and approximately 91% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 11 years and 12 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 7% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2022 is over $3.7 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operators and developers. Brookfield Renewable has approximately 3,400 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 110,000 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in projects with up to 8 MMTPA of CCS, 19 materials recovery facilities MRFs that would result in 2 million tonnes of recycled materials and 70 digesters that would produce more than 3 million MMBtu of RNG of production capacity annually.
Well positioned for cash flow growth and an attractive long term distribution profile. We are focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investment. We are fully funded by internally generated cash flows, with inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out our development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through mergers and acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) MANAGEMENT
Our Approach to ESG
Our approach to ESG is a key part of how we conduct our business as an investor, owner and operator of one of the world’s largest publicly traded, pure-play renewable power platforms and provider of decarbonization solutions. We believe that strong ESG principles, practices and performance support creating a resilient business and generating long-term value for our stakeholders.
We embed ESG throughout our investment process, starting with due diligence and through to our exit from the investment. We tailor ESG due diligence, leveraging our investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. We seek to proactively identify material ESG risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, we implement a tailored integration plan that includes material ESG-related priorities. The management teams within each regional business are accountable for integrating new investments and managing ESG risks and opportunities through the investment’s life cycle. ESG integration and performance are reviewed centrally on a regular basis through our formal governance processes. Finally, as part of our divestiture process, we outline potential value creation from several different factors, including ESG considerations.
Environment
Decarbonization is a global goal shared by many governments, corporations and investors. As a leading owner and developer of clean energy, we built our position in this sector over many decades and will leverage our operational expertise to support the multi-decade transition required for global decarbonization. Our clean energy assets already support others globally to reduce their emissions and we will continue to partner to drive emissions reduction.
We recognize the importance of reducing the emissions from our own business and have set a target to reach net zero for Scope 1 and 2 emissions across our existing renewable operations by 2030, with a baseline year of 2020. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our assets and offices. In addition, we are working to enhance the reporting of Scope 3 emissions across our wider value chain.
In 2021, we set a target to develop an additional approximately 21,000 MW of new clean energy capacity by 2030, which, if achieved, would represent a doubling of our operating portfolio at the time. In 2022, we developed over 3,500 MW of new clean energy capacity, and we expect to develop at least an additional 17,500 MW over the remaining years. We expect to accomplish this by executing on opportunities in our existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy” in our most recently Annual Report on Form 20-F.
We integrate wider environmental considerations, including biodiversity protection and water and waste management, into our decision-making and activities, while striving for continuous improvement in our environmental management system and overall performance. Our engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our understanding of ecosystems and of the environmental impacts of our facilities.
We also support the market for green securities, helping to accelerate the transformation and decarbonization of global electricity generation, while reducing the cost of our borrowing. Our Green Financing Committee, comprised of representatives from our Capital Markets and Treasury teams, manages our sustainable financing strategy. The chief financial officer of BRP Energy Group L.P., and includes any other affiliate of such entity that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement (together, the “Service Provider”) oversees our strategy and includes these matters in reports to the board of directors of the Brookfield Renewable Partners Limited, which serves as BEP’s general partner (“Managing General Partner”).
In 2022, we issued approximately $1.6 billion of green securities and financings at both the corporate- and project-levels. This brought our aggregate green issuances to approximately $11 billion, as of December 31, 2022. All of our project-level green bonds received E-1 Green Evaluation scores from S&P Global Ratings Canada, a business unit of S&P Global Canada Corp (“S&P”), the highest on its scale. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
Social
We seek to make a positive difference for our people and the communities in which we operate. Within our operations, we maintain a strong focus on health and safety, support the development of our employees and strive to create an open and inclusive work environment for our teams to thrive. We continuously strive to achieve excellence in health and safety performance and to be industry leaders in risk management and incident prevention. Our health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our value chain, we build strong relationships with our community partners to enable greater benefit from our investments. We proactively engage with communities and strive to create shared value. We believe having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our facilities. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. Stakeholders can include communities, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our operations. We consult and work proactively with local stakeholders to ensure that their interests and safety are appropriately integrated into our decision-making, developments and operations.
We are dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our human rights program includes adhering to all laws and regulations that apply to our operations regarding fair labor and employment conditions and making efforts within our business to enhance our due diligence, key contract terms, policies, procedures and collaboration with respect to our human rights and the supply chain. Our commitment to human rights is integrated throughout our decision-making and operations.
Governance
We maintain high ethical standards across our organization, key elements of which include our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. We recognize the importance of transparently reporting our ESG programs and progress to stakeholders including our investors. As such, we began publishing an annual ESG report in 2020 detailing how we embed environmental, social and governance principles into our business and recently issued our inaugural report aligning our disclosures with the recommendations of the Taskforce on Climate-related Financial Disclosures.
Oversight of our ESG matters resides with our Board of Directors and senior leadership team:
•Board of Directors: The board of directors of the Managing General Partner and its committees oversee our ESG strategy, which is focused on decarbonization, and review our ESG approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of our regional businesses. The board of directors of the managing general partner receives quarterly updates on ESG performance.
•Executive Management Team: The Chief Executive Officer of the Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of ESG programs and goals. The Chief Executive Officer of the Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of our business.
•Regional Business Leads: The Chief Executive Officers of our regional businesses implements local objectives within their business and are accountable for ESG performance.
•ESG Steering Committee: Our ESG Steering Committee sets ESG goals, shares best practices, monitors progress and performance against our goals and seeks opportunities for improvement. The committee includes the Chief Executive Officers of our regional operating businesses, our Chief Sustainability Officer, and our Chief Risk Officer along with various ESG and operations experts from across our businesses.
•HSS&E Steering Committee: Our HSS&E Steering Committee manages our strategic health and safety framework. The committee sets our comprehensive health and safety policies, upholds our robust health and safety culture and management system, shares best practices, seeks opportunities to continuously improve our safety performance and monitors performance against our goal to achieve zero high-risk incidents.
•Investment Review: The Service Provider incorporates ESG factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material ESG and other findings from due diligence, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high ESG standards creates value in our business. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around ESG, as we create a culture and organization that we believe can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, please see “Risk Factors” included in our most recent Annual Report on Form 20-F.

Management’s Discussion and Analysis
For the year ended December 31, 2022
This Management’s Discussion and Analysis for the year ended December 31, 2022 is provided as of February 28, 2023. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 9 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 9 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 10 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – 2022 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021
Selected financial information
Revenues	$4,711	$4,096
Net loss attributable to Unitholders	(295)	(368)
Basic and diluted net loss per LP unit(1)	(0.60)	(0.69)
Proportionate Adjusted EBITDA(2)	2,002	1,876
Funds From Operations(2)	1,005	934
Funds From Operations per Unit(2)(3)	1.56	1.45
Distribution per LP unit	1.28	1.22

Operational information
Capacity (MW)	25,377	21,049
Total generation (GWh)
Long-term average generation	63,656	58,913
Actual generation	63,036	56,629

Proportionate generation (GWh)
Long-term average generation	30,126	29,852
Actual generation	28,669	27,150
Average revenue ($ per MWh)	88	82
(1)Average LP units for the year ended December 31, 2022 were 275.2 million (2021: 274.9 million).
(2)Non-IFRS measure. For reconciliations to the most directly comparable IFRS measure, see “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2022 were 645.9 million (2021: 645.6 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2022	December 31, 2021
Liquidity and Capital Resources
Available liquidity	$3,695	$4,129
Debt to capitalization – Corporate	11%	8%
Debt to capitalization – Consolidated	39%	33%
Non-recourse borrowings – Consolidated	91%	90%
Fixed rate debt exposure on a proportionate basis(1)	97%	98%
Corporate borrowings
Average debt term to maturity	11 years	13 years
Average interest rate	4.1%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	13 years
Average interest rate	4.9%	4.2%
(1)Total floating rate exposure is 10% (2021: 7%) of which 7% (2021: 5%) is related to floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations increased to $1,005 million or $1.56 on a per Unit basis, representing an 8% increase from the prior year driven by:
•Contributions from growth, including 3,475 MW of new development assets reaching commercial operation;
•Higher realized prices across most markets on the back of inflation escalation and strong global power pricing; and
•Favorable hydroelectric generation versus the prior year across all regions and strong asset availability across our global fleet
After deducting non-cash depreciation, foreign exchange and financial instrument loss and other, net loss attributable to Unitholders was $295 million or $0.60 per LP unit, compared to net loss attributable to Unitholders of $368 million or $0.69 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on consolidated statements of income (loss).
We continued to focus on extending our contract profile as we completed the following:
•Secured contracts to deliver over 11,000 GWh of clean energy annually including 5,000 GWh to corporate offtakers;
Liquidity and Capital Resources
Our access to diverse pools of capital, including private institutional capital, backed by our investment grade balance sheet, continues to provide us resiliency and a strategic advantage particularly during market volatility
•Liquidity position remains robust, with $3.7 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Executed approximately $10 billion of financings, generating $2 billion ($1.2 billion net to Brookfield Renewable) in proceeds from upfinancings
•During the year, issued C$150 million of fixed rate green perpetual Class A preferred limited partnership units and C$400 million of green bonds
•We expect to imminently close the fifth and final tranche of the sale of our 630-megawatt solar portfolio in Mexico, generating $400 million in the aggregate ($50 million net to Brookfield Renewable), doubling our invested capital in less than three years. Furthermore, we are advancing numerous capital recycling opportunities at strong returns that are expected to generate up to approximately $4 billion ($1.5 billion net to Brookfield Renewable) of aggregate proceeds when closed
Growth and Development
During the year, together with our institutional partners, we closed or agreed to invest up to $12 billion ($2.8 billion net to Brookfield Renewable) of capital across various transactions, including:
•Formed a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. The total expected equity invested will be approximately $4.5 billion (up to $750 million net to Brookfield Renewable), and we, alongside our institutional partners, will own 51% interest with Cameco owning 49%;
•Invested in three large renewable development businesses in the U.S. for up to $2.7 billion ($540 million net to Brookfield Renewable), including follow-on investment opportunities, including:
◦An utility-scale solar developer with 20 GW portfolio of utility-scale solar and energy storage development assets;
◦An integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets; and

◦A renewables developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW of wind, utility-scale solar and storage assets
•Entered a number of new high growth transition asset classes that are complementary to our core renewable assets through small upfront investments with experienced partners that are structured with downside protection, discretion over future investment and significant potential upside returns on our capital:
◦Invested into three carbon capture businesses in North America with aggregate initial commitments of $110 million (approximately $25 million net to Brookfield Renewable) and secured the option to invest up to approximately $1 billion (approximately $210 million net to Brookfield Renewable) of follow-on capital for future projects meeting our risk-return requirements;
◦Invested in a pure-play recycling business in the U.S. with an initial commitment of $200 million ($40 million net to Brookfield Renewable) and secured the option to invest up to approximately $500 million ($100 million net to Brookfield Renewable) of follow-on capital for future projects meeting our risk-return requirements; and
◦Invested in a developer, operator and owner of renewable natural gas assets in the U.S. with an initial commitment of $150 million ($30 million net to Brookfield Renewable) and secured the option to invest up to approximately $350 million ($70 million net to Brookfield Renewable) of follow-on capital for future projects meeting our risk-return requirements
During 2022, we continued to progress our development pipeline
•Commissioned 3,475 MW of development projects, including the completion of our 845 MW wind repowering project in Oregon and over 560 MW of our utility-scale solar facility in Brazil. We also continue to advance the construction of over 19,000 MW of renewable power development projects. We are also making good progress in our sustainable solutions development pipeline, that along with our renewable power pipeline, are expected to generate Funds From Operations net to Brookfield Renewable of $278 million in aggregate once completed.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Revenues	$4,711	$4,096	$3,810
Direct operating costs	(1,434)	(1,365)	(1,274)
Management service costs	(243)	(288)	(235)
Interest expense	(1,224)	(981)	(976)
Depreciation	(1,583)	(1,501)	(1,367)
Income tax recovery (expense)	2	(14)	147
Net (loss) income	138	(66)	(45)
	Average FX rates to USD
C$	1.30	1.25	1.34
	€0.95	0.85	0.88
R$	5.16	5.40	5.16
COP	4,253	3,742	3,693
Current Year Variance Analysis (2022 vs 2021)
Revenues totaling $4,711 million represents an increase of $615 million over same period in the prior year due to the growth of our business and higher power prices. Recently acquired and commissioned facilities contributed 3,544 GWh of generation and $288 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 996 GWh and revenues by $99 million. On a same store, local currency basis, revenues increased by $569 million primarily due to higher average realized revenue per MWh due to inflation indexation, recontracting initiatives, and higher global merchant power, as well as stronger hydrology across our fleet.
The strengthening of the U.S. dollar relative to the same period in the prior year across most of the currencies decreased revenues by approximately $143 million, which was partially offset by a $90 million favorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,434 million represents an increase of $69 million over the same period in the prior year due to additional costs from our recently acquired and commissioned facilities being partly offset by cost saving initiatives across our business, recently completed asset sales and the impact of foreign exchange movement noted above.
Management service costs totaling $243 million represents a decrease of $45 million over the same period in the prior year.
Interest expense totaling $1,224 million represents an increase of $243 million over the same period in the prior year due to the growth in our portfolio and accelerated financing initiatives in Colombia, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $1,583 million represents an increase of $82 million over the same period in the prior year due to the growth of our business.
Net income totaling $138 million represents an increase of $204 million over the same period in the prior year due to the above noted items.
Prior Year Variance Analysis (2021 vs 2020)
Revenues totaling $4,096 million represents an increase of $286 million over same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 2,455 GWh of generation and $239 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 786 GWh and revenues by $88 million. On a same store, local currency basis, revenues increased by $113 million as the benefit from higher average realized revenue per MWh primarily due to inflation indexation, recontracting initiatives, and higher global merchant power, as well as higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021, which contributed $52 million, was partly offset by lower generation, primarily at our hydroelectric facilities in North America and Brazil.
The weakening of the U.S. dollar relative to the same period in the prior year, primarily against the Canadian dollar and Euros, increased revenues by approximately $22 million, which was partially offset by a $11 million unfavorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,285 million, excluding the impact of the Texas winter storm, represents an increase of $11 million over the same period in the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were more than offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which Brookfield Renewable’s share was not material.
Management service costs totaling $288 million represents an increase of $53 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $981 million represents an increase of $5 million over the same period in the prior year due to the growth of our business and the foreign exchange movements noted above, partly offset by the benefit of recent refinancing activities that reduced our average cost of borrowing.
Depreciation expense totaling $1,501 million represents an increase of $134 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.
Income tax expense totaling $14 million represents an increase of $161 million over the same period in the prior year due to a new tax legislation that was passed during the period that impacted deferred taxes at our Colombian business.
Net loss totaling $66 million represents an increase of $21 million over the same period in the prior year due to the above noted items.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2022	2021
Assets held for sale	$938	$58
Current assets	4,183	2,889
Equity-accounted investments	1,392	1,107
Property, plant and equipment, at fair value	54,283	49,432
Total assets	64,111	55,867
Liabilities directly associated with assets held for sale	351	6
Corporate borrowings	2,548	2,149
Non-recourse borrowings	22,302	19,380
Deferred income tax liabilities	6,507	6,215
Total liabilities and equity	64,111	55,867
	FX rates to USD
C$	1.35	1.26
	€0.93	0.88
R$	5.22	5.58
COP	4,810	3,981
Property, plant and equipment
Property, plant and equipment totaled $54.3 billion as at December 31, 2022 compared to $49.4 billion as at December 31, 2021. The $4.9 billion increase was primarily attributable to a $3.7 billion annual revaluation which recognized the benefit of higher power prices across most markets and the expected growth in demand for renewable power. Our acquisitions during the year, including over 800 MW portfolio of operating wind assets and a development pipeline of over 22 GW, a 20 GW portfolio of utility-scale solar and energy storage development platform, a distributed generation developer with 500 MW of contracted operating and under construction assets, an 1.8 GW of development pipeline in the United States, as well as our continued investments in the development of power generating assets and our sustaining capital expenditure, all increased property, plant and equipment by $5.5 billion. The increase was partially offset by the sale of our 36 MW operating hydroelectric portfolio in Brazil which decreased property, plant and equipment by $0.1 billion, the strengthening of the U.S. dollar across most of the currencies which decreased property, plant and equipment by $2.0 billion and depreciation expense associated with property, plant and equipment of $1.5 billion. During the year, we transferred $0.7 billion of property, plant and equipment to assets held for sale relating to our institutional partners agreement to sell their 50% interest in a 378 MW operating hydroelectric portfolio in the U.S. Brookfield Renewable will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, Brookfield Renewable will no longer consolidate this investment and will recognize its interest as an equity accounted investment.
See Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.

Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $938 million and $351 million, respectively, as at December 31, 2022 compared to $58 million and $6 million, respectively, as at December 31, 2021.
During the year, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).
As at December 31, 2022, Assets held for sale and Liabilities directly associated with assets held for sale include wind assets in the U.S. that were acquired as part of the acquisition of a renewables developer that had a pre-existing sale and purchase agreement at the time of acquisition, as well as the classification of a 378 MW operating hydroelectric portfolio in the U.S. as held for sale following our institutional partners agreement to sell their 50% interest. Brookfield Renewable will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, Brookfield Renewable will no longer consolidate this investment and will recognize its interest as an equity-accounted investment.
RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at the London Interbank Offered Rate plus a margin. As at December 31, 2022, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2022 (2021: nil). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2022 totaled nil (2021: $2 million).

During the fourth quarter of 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 30 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2022.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2022	2021	2020
Revenues
Power purchase and revenue agreements	$21	$103	$286
Direct operating costs
Energy marketing fee and other services	(1)	(8)	(4)
Insurance services(1)	—	(26)	(24)
	$(1)	$(34)	$(28)
Interest expense
Borrowings	$—	$(2)	$(2)
Contract balance accretion	(20)	(21)	(13)
	$(20)	$(23)	$(15)
Other related party services	$(5)	$(4)	$—
Management service costs	$(243)	$(288)	$(235)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2022 were nil (2021 was nil and 2020: was nil). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims paid are not included in the table above.
The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2022	2021
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$54	$57
Due from related parties
Amounts due from	Brookfield	105	21
	Equity-accounted investments and other	18	14
		123	35
Non-current assets
Other long-term assets
Contract asset	Brookfield	341	388

Amounts due from	Equity-accounted investments and other	128	142
		128	142

Current liabilities
Financial Instrument Liabilities	Brookfield Reinsurance	3	—

Due to related parties
Amount due to	Brookfield	166	119
	Equity-accounted investments and other	62	13
	Brookfield Reinsurance	321	—
Non-recourse borrowings	Brookfield	88	—
Accrued distributions payable on LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units and GP interest	Brookfield	38	32
		675	164

Non-Current liabilities
Financial Instrument Liabilities	Brookfield Reinsurance	3	—

Corporate borrowings	Brookfield Reinsurance	7	—

Non-recourse borrowings	Brookfield Reinsurance and associates	93	51
	Brookfield	1,750	30
		1,843	81
Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	34
Contract liability	Brookfield	662	635
		$663	$669

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$15	$—

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2022, to the extent that LP unit distributions exceed $0.200 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $94 million were declared during the year ended December 31, 2022 (2021: $80 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2022 or 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $29 million on the perpetual subordinated notes during the year ended December 31, 2022 (2021: $12 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2022 or 2021.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares
As at December 31, 2022, Brookfield Corporation owns, directly and indirectly 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.

During the year ended December 31, 2022, Brookfield Renewable issued 262,177 LP units (2021: 230,304 LP units) under the distribution reinvestment plan at a total value of $9 million (2021: $9 million).
During the year ended December 31, 2022, exchangeable shareholders of BEPC exchanged 12,308 BEPC exchangeable shares (2021: 16,071 BEPC exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2021:$1 million ).
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2022 or 2021.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	11,285	10,470	12,161	12,167	$964	$876	$603	$569	$412	$409
Brazil	3,828	3,626	4,060	4,004	197	169	167	155	138	131
Colombia	4,411	3,950	3,802	3,555	273	224	201	159	117	128
	19,524	18,046	20,023	19,726	1,434	1,269	971	883	667	668
Wind
North America	3,932	4,009	4,564	5,051	332	370	239	277	172	200
Europe	867	1,029	944	1,077	134	125	133	187	114	164
Brazil	565	589	669	670	31	29	24	23	19	17
Asia	595	469	627	451	41	32	34	24	21	15
	5,959	6,096	6,804	7,249	538	556	430	511	326	396
Utility-scale solar	1,882	1,777	2,410	2,016	374	348	362	298	253	185
Distributed energy & sustainable solutions(1)	1,304	1,231	889	861	290	242	197	173	154	133
Corporate	—	—	—	—	—	—	42	11	(395)	(448)
Total	28,669	27,150	30,126	29,852	$2,636	$2,415	$2,002	$1,876	$1,005	$934
(1)Actual generation includes 524 GWh (2021: 442 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$1,434	$1,269
Other income	47	92
Direct operating costs	(510)	(478)
Adjusted EBITDA	971	883
Interest expense	(262)	(206)
Current income taxes	(42)	(9)
Funds From Operations	$667	$668

Generation (GWh) – LTA	20,023	19,726
Generation (GWh) – actual	19,524	18,046
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	7,109	7,088	$83	$72	$363	$359	$270	$256
Canada	4,176	3,382	63	63	240	210	142	153
	11,285	10,470	76	69	603	569	412	409
Brazil	3,828	3,626	51	47	167	155	138	131
Colombia	4,411	3,950	62	61	201	159	117	128
Total	19,524	18,046	$68	$63	$971	$883	$667	$668
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis
North America
Funds From Operations at our North American business were $412 million in 2022 versus $409 million in the prior year as the benefit from favorable generation 8% above prior year and higher average revenue per MWh due to inflation indexation on our contracted generation and strong market pricing environment was partly offset by financing initiatives in Canada completed in 2021 to fund growth ($32 million).
Brazil
Funds From Operations at our Brazilian business were $138 million in 2022 versus $131 million in the prior year. Excluding the impact of the positive ruling regarding historical under allocation of generation to our facilities under the centralized pooling mechanism that benefited the prior year ($30 million), Funds From Operations was significantly higher than prior year primarily due to favorable generation (3% above prior year) and higher average revenue per MWh on our contracted generation due to inflation indexation as well as contribution from the commissioning of a 30 MW hydroelectric facility in the second quarter of 2022 ($3 million and 84 GWh).

Colombia
Funds From Operations at our Colombian business were $117 million in 2022 versus $128 million in the prior year. On a local currency basis, Funds From Operations was 4% higher than the prior year due to the benefit from newly acquired and commissioned facilities during the year ($14 million and 242 GWh), higher generation that was 16% above long-term average and higher average revenue per MWh due to inflation indexation and recontracting initiatives, partly offset by interest expense as a result of accelerating refinancing initiatives. The increase was more than offset by weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$538	$556
Other income	56	126
Direct operating costs	(164)	(171)
Adjusted EBITDA	430	511
Interest expense	(96)	(106)
Current income taxes	(8)	(9)
Funds From Operations	$326	$396

Generation (GWh) – LTA	6,804	7,249
Generation (GWh) – actual	5,959	6,096
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States(1)	2,797	2,942	$82	$78	$154	$197	$108	$146
Canada	1,135	1,067	92	95	85	80	64	54
	3,932	4,009	85	83	239	277	172	200
Europe	867	1,029	132	121	133	187	114	164
Brazil	565	589	55	49	24	23	19	17
Asia	595	469	69	67	34	24	21	15
Total	5,959	6,096	$87	$85	$430	$511	$326	$396
(1)Average revenue per MWh adjusted to include the impact of the Texas weather event in February 2021 was $91 per MWh.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $172 million in 2022 versus $200 million in the prior year. On a same store basis, net of asset sales ($45 million and 387 GWh), Funds From Operations were higher than prior year primarily due to favorable resources and higher power prices as a result of inflation indexation and generation mix.

Europe
Funds From Operations at our European business were $114 million in 2022 versus $164 million in the prior year. Excluding contributions from the sale of our Irish wind business and gains on the sale of our development assets in Ireland and Scotland ($91 million and 164 GWh), Funds From Operations were higher than prior year primarily due to higher market prices in Spain.
Brazil
Funds From Operations at our Brazilian business of $19 million in 2022 versus $17 million in the prior year as the benefit from higher average revenue per MWh due to inflation indexation of our contracts was partly offset by lower resources.
Asia
Funds From Operations at our Asian business were $21 million in 2022 versus $15 million in the prior year due to growth from newly acquired facilities in China ($6 million and 135 GWh). On a same store basis, the portfolio performed in line with prior year .
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$374	$348
Other income	90	39
Direct operating costs	(102)	(89)
Adjusted EBITDA	362	298
Interest expense	(102)	(111)
Current income taxes	(7)	(2)
Funds From Operations	$253	$185

Generation (GWh) – LTA	2,410	2,016
Generation (GWh) – actual	1,882	1,777
Funds From Operations at our utility-scale solar business were $253 million in 2022 versus $185 million in the prior year, as the benefit from newly acquired and commissioned facilities, including a gain on sale of a solar development project in North America ($25 million and 249 GWh), and higher market prices in Spain was partly offset by lower resources.

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$290	$242
Other income	26	3
Direct operating costs	(119)	(72)
Adjusted EBITDA	197	173
Interest expense	(42)	(38)
Current income taxes	(1)	(2)
Funds From Operations	$154	$133

Generation (GWh) – LTA	889	861
Generation (GWh) – actual(1)	1,304	1,231
(1)Actual generation includes 524 GWh (2021: 442 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our distributed energy & sustainable solutions business were $154 million in 2022 versus $133 million in the prior year primarily due to the benefit from the growth of our distributed generation portfolio and transition investments ($10 million and 38 GWh) and higher pricing for grid stability services provided by our pumped storage facilities on the back of higher and more volatile power prices.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2022	2021
Other income	$73	$41
Direct operating costs	(31)	(30)
Adjusted EBITDA	42	11
Current income taxes	(1)	—
Management service costs	(243)	(288)
Interest expense	(94)	(78)
Distributions(1)	(99)	(93)
Funds From Operations	$(395)	$(448)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	10,470	11,863	12,167	12,166	$876	$824	$569	$581	$409	$439
Brazil	3,626	3,663	4,004	4,004	169	175	155	177	131	152
Colombia	3,950	2,999	3,555	3,488	224	211	159	131	128	90
	18,046	18,525	19,726	19,658	1,269	1,210	883	889	668	681
Wind
North America	4,009	3,560	5,051	4,239	370	263	277	196	200	123
Europe	1,029	908	1,077	1,002	125	105	187	96	164	79
Brazil	589	552	670	671	29	27	23	24	17	17
Asia	469	428	451	443	32	28	24	25	15	18
	6,096	5,448	7,249	6,355	556	423	511	341	396	237
Utility-scale solar	1,777	1,284	2,016	1,510	348	245	298	232	185	139
Distributed energy & sustainable solutions(1)	1,231	795	861	475	242	169	173	111	133	84
Corporate	—	—	—	—	—	—	11	41	(448)	(334)
Total	27,150	26,052	29,852	27,998	$2,415	$2,047	$1,876	$1,614	$934	$807
(1)Actual generation includes 442 GWh (2020: 375 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$1,269	$1,210
Other income	92	124
Direct operating costs	(478)	(445)
Adjusted EBITDA	883	889
Interest expense	(206)	(191)
Current income taxes	(9)	(17)
Funds From Operations	$668	$681

Generation (GWh) – LTA	19,726	19,658
Generation (GWh) – actual	18,046	18,525
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	7,088	7,283	$72	$69	$359	$376	$256	$291
Canada	3,382	4,580	63	52	210	205	153	148
	10,470	11,863	69	62	569	581	409	439
Brazil	3,626	3,663	47	53	155	177	131	152
Colombia(3)	3,950	2,999	61	60	159	131	128	90
Total	18,046	18,525	$63	$67	$883	$889	$668	$681
(1)Includes realized foreign exchange hedge gains of approximately $40 million included in other income.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(3)Average revenue per MWh was adjusted to net the impact of power purchases.
North America
Funds From Operations at our North American business were $409 million in 2021 versus $439 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation, generation mix and higher market prices were more than offset by lower generation that was 12% below prior year primarily at our hydroelectric facilities in Ontario, partly offset by stronger generation in New York.
Brazil
Funds From Operations at our Brazilian business were $131 million in 2021 versus $152 million in the prior year. On a local currency basis, Funds From Operations were 10% lower than the prior year as the benefit of inflation indexation and recontracting initiatives was more than offset by lower system-wide hydrology. Funds From Operations were also impacted by the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $128 million in 2021 versus $90 million in the prior year as the benefit from higher generation (11% above long-term average) and higher average revenue per MWh on our contracted generation due to inflation indexation and recontracting initiatives were partly offset by lower market prices realized on our uncontracted generation compared to prior year where market prices were high due to unseasonably low system-wide hydrology. Funds From Operations also benefited from the acquisition of 189 MW of hydroelectric facilities during the year ($16 million and 67 GWh).
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$556	$423
Other income	126	43
Direct operating costs	(171)	(125)
Adjusted EBITDA	511	341
Interest expense	(106)	(100)
Current income taxes	(9)	(4)
Funds From Operations	$396	$237

Generation (GWh) – LTA	7,249	6,355
Generation (GWh) – actual	6,096	5,448
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States(1)	2,942	2,426	$78	$69	$197	$108	$146	$57
Canada	1,067	1,134	95	91	80	88	54	66
	4,009	3,560	83	76	277	196	200	123
Europe	1,029	908	121	118	187	96	164	79
Brazil	589	552	49	50	23	24	17	17
Asia	469	428	67	71	24	25	15	18
Total	6,096	5,448	$85	$80	$511	$341	$396	$237
(1)Average revenue per MWh adjusted to exclude the impact of the Texas weather event in February 2021 was $78 per MWh
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $200 million in 2021 versus $123 million in the prior year due to growth from our increased ownership in TerraForm Power and other acquisitions, net of asset sales and a gain on the sale of development assets in the United States ($70 million and 799 GWh). On a same store basis, Funds From Operations were higher than the prior year as the benefit of higher average revenue per MWh due to generation mix in higher priced markets was partly offset by lower resource in Canada.
Europe
Funds From Operations at our European business were $164 million in 2021 versus $79 million in the prior year primarily due to growth from our increased ownership in TerraForm Power and other acquisitions, net of asset sales and a gain on the sale of our development assets in Ireland and Scotland ($78 million and 61 GWh). On a same store basis, Funds From Operations were higher than prior year primarily due to higher market prices in Spain and higher resource.

Brazil
Funds From Operations at our Brazilian business of $17 million was consistent with the prior year. On a local currency basis, Funds From Operations was 5% higher than the prior year due to the benefit from inflation indexation of our contracts and favorable resource. The increase was fully offset by the weakening of the Brazilian real versus the U.S. dollar.
Asia
Funds From Operations at our Asian wind business were $15 million in 2021 versus $18 million in the prior year as the benefit from favorable resources was more than offset by higher interest expense as a result of upfinancing initiatives to right size the capital structure.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$348	245
Other income	39	50
Direct operating costs	(89)	(63)
Adjusted EBITDA	298	232
Interest expense	(111)	(90)
Current income taxes	(2)	(3)
Funds From Operations	$185	$139

Generation (GWh) – LTA	2,016	1,510
Generation (GWh) – actual	1,777	1,284
Funds From Operations at our utility-scale solar business were $185 million in 2021 versus $139 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power, newly commissioned facilities and other acquisitions during the year, net of asset sales and disposition gains that benefited the prior year ($35 million and 441 GWh). On a same store basis, Fund From Operations were higher than the prior year primarily due to favorable resource and higher market price at our Spanish assets.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$242	$169
Other income	3	3
Direct operating costs	(72)	(61)
Adjusted EBITDA	173	111
Interest expense	(38)	(25)
Current income taxes	(2)	(2)
Funds From Operations	$133	$84

Generation (GWh) – LTA	861	475
Generation (GWh) – actual(1)	1,231	795
(1)Actual generation includes 442 GWh (2020: 374 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.

Funds From Operations at our distributed energy & sustainable solutions business were $133 million in 2021 versus $84 million in the prior year due to the contribution from our distributed generation portfolio through our increased ownership in TerraForm Power and other acquisitions ($49 million and 397 GWh).
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2021	2020
Other income	$41	$64
Direct operating costs	(30)	(23)
Adjusted EBITDA	11	41
Management service costs	(288)	(217)
Interest expense	(78)	(79)
Distributions(1)	(93)	(79)
Funds From Operations	$(448)	$(334)
(1)Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $288 million increased $71 million compared to the prior year due to the growth of our business.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(72)	$61	$370	$(76)	$50	$(2)	$35	$(56)	$124	$(296)	$138
Add back or deduct the following:
Depreciation	414	91	108	382	65	44	61	291	124	3	1,583
Deferred income tax expense (recovery)	(86)	(20)	40	2	35	2	(4)	(35)	(4)	(80)	(150)
Foreign exchange and financial instrument loss (gain)	255	(3)	(69)	(75)	(3)	2	(1)	80	(47)	(11)	128
Other(1)	21	13	31	30	55	18	10	109	77	98	462
Management service costs	—	—	—	—	—	—	—	—	—	243	243
Interest expense	302	47	237	169	13	27	45	195	80	109	1,224
Current income tax expense	3	8	112	—	3	6	7	7	2	—	148
Amount attributable to equity accounted investments and non-controlling interests(2)	(234)	(30)	(628)	(193)	(85)	(73)	(119)	(229)	(159)	(24)	(1,774)
Adjusted EBITDA	603	167	201	239	133	24	34	362	197	42	2,002
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) for the year ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$31	$56	$222	$(248)	$145	$(12)	$27	$6	$64	$(357)	$(66)
Add back or deduct the following:
Depreciation	368	74	103	411	110	39	37	263	94	2	1,501
Deferred income tax expense (recovery)	(50)	(2)	175	(46)	3	2	4	(34)	(8)	(73)	(29)
Foreign exchange and financial instrument loss (gain)	74	2	(29)	46	(16)	12	(2)	(23)	4	(36)	32
Other(1)	(3)	13	39	119	25	19	(12)	92	52	108	452
Management service costs	—	—	—	—	—	—	—	—	—	288	288
Interest expense	255	33	119	167	22	24	34	187	48	92	981
Current income tax expense	3	9	13	—	5	3	5	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(2)	(109)	(30)	(483)	(172)	(107)	(64)	(69)	(198)	(81)	(13)	(1,326)
Adjusted EBITDA	$569	$155	$159	$277	$187	$23	$24	$298	$173	$11	$1,876
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) for the year ended December 31, 2020:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$102	$110	$263	$(76)	$(15)	$16	$18	$(27)	$64	$(500)	$(45)
Add back or deduct the following:
Depreciation	343	80	90	334	137	40	36	227	75	5	1,367
Deferred income tax expense (recovery)	(38)	(5)	12	(37)	(10)	—	(5)	(26)	(8)	(96)	(213)
Foreign exchange and financial instrument loss (gain)	4	(13)	(20)	(74)	13	(7)	(2)	(16)	5	(17)	(127)
Other(1)	46	31	(3)	28	33	14	7	129	45	318	648
Management service costs	—	—	—	—	—	—	—	—	—	235	235
Interest expense	252	26	122	163	30	26	32	201	30	94	976
Current income tax expense (recovery)	(1)	9	47	—	3	3	2	1	—	2	66
Amount attributable to equity accounted investments and non-controlling interests(2)	(146)	(61)	(380)	(142)	(95)	(68)	(63)	(257)	(81)	—	(1,293)
Adjusted EBITDA	562	177	131	196	96	24	25	232	130	41	1,614
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2022	2021	2020
Net income (loss)	$138	$(66)	$(45)
Add back or deduct the following:
Depreciation	1,583	1,501	1,367
Deferred income tax recovery	(150)	(29)	(213)
Foreign exchange and financial instruments loss (gain)	128	32	(127)
Other(1)	462	452	648
Amount attributable to equity accounted investments and non-controlling interest(2)	(1,156)	(956)	(823)
Funds From Operations	$1,005	$934	$807
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2022	2021	2020
Basic loss per LP unit(1)	$(0.60)	$(0.69)	$(0.61)
Depreciation	1.45	1.43	1.24
Foreign exchange and financial instruments loss	0.29	0.20	0.06
Deferred income tax recovery	(0.24)	(0.21)	(0.29)
Other	0.66	0.72	0.92
Funds From Operations per Unit(2)	$1.56	$1.45	$1.32
(1)During the year ended December 31, 2022, on average there were 275.2 million LP units outstanding (2021: 274.9 million, 2020: 271.1 million).
(2)Average units outstanding, for the year ended December 31, 2022, were 645.9 million (2021: 645.6 million, 2020: 609.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, and BEPC exchangeable shares.

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 67%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	2023	2024		2025		2026		2027
Hydroelectric
North America
United States(1)	7,783	6,681		5,882		5,248		5,109
Canada	3,541	3,528		3,528		3,528		3,528
	11,324	10,209		9,410		8,776		8,637
Wind
North America
United States	3,254	3,220		3,222		3,176		3,045
Canada	1,191	1,191		1,191		1,114		959
	4,445	4,411		4,413		4,290		4,004
Brazil	589	619		630		630		630
Europe	866	866		866		866		859
Asia	540	548		548		548		556
	6,440	6,444		6,457		6,334		6,049

Utility-scale solar	2,374	2,436		2,430		2,418		2,410
Distributed energy & sustainable solutions	968	957		945		933		916
Contracted on a proportionate basis	21,106	20,046		19,242		18,461		18,012
Uncontracted on a proportionate basis	1,717	2,777		3,581		4,362		4,811
Long-term average on a proportionate basis	22,823	22,823		22,823		22,823		22,823
Non-controlling interests	26,221	26,221		26,221		26,221		26,221
Total long-term average	49,044	49,044	—	49,044	—	49,044	—	49,044
Contracted generation as a % of total generation on a proportionate basis	92%	88%		84%		81%		79%
Price per MWh – total generation on a proportionate basis	$84	$86		$86		$88		$89
(1)Includes generation of 2,621 GWh for 2023 , 1,497 GWh for 2024, and 699 GWh for 2025 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 12 years in Europe, 10 years in Brazil, 4 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.

In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (43%), distribution companies (22%), commercial and industrial users (20%), and Brookfield (15%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 91% of debt is project level.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)	249	—	249	—
Debt
Medium-term notes(2)	2,307	2,156	2,307	2,156
Non-recourse borrowings(3)	—	—	22,321	19,352
	2,307	2,156	24,628	21,508
Deferred income tax liabilities, net(4)	—	—	6,331	6,018
Equity
Non-controlling interest	—	—	14,755	12,303
Preferred equity	571	613	571	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners’ equity(5)	760	832	760	832
Unitholders’ equity	9,608	9,607	9,608	9,607
Total capitalization	$13,838	$13,800	$57,245	$51,473
Debt-to-total capitalization	17%	16%	43%	42%
Debt-to-total capitalization (market value)(6)	11%	8%	39%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,838 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $124 million (2021: $132 million) of deferred financing fees and $105 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was completed on January 31, 2021.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2022	2021
Brookfield Renewable's share of cash and cash equivalents	$444	$600
Investments in marketable securities	211	151
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	—	(24)
Authorized letter of credit facility	500	400
Issued letters of credit	(344)	(289)
Available portion of corporate credit facilities	2,531	2,462
Available portion of subsidiary credit facilities on a proportionate basis	509	916
Available liquidity	$3,695	$4,129
(1)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2022			2021
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total	Interest rate %	Term (years)	Total
Corporate borrowings
Credit facilities	N/A	5	—	N/A	5	—
Commercial paper	5.1	<1	249	N/A	N/A	—
Medium-term notes	4.1	11	$2,307	3.9	13	$2,156
Proportionate non-recourse borrowings(2)(3)
Hydroelectric	5.7	13	5,150	4.8	12	4,913
Wind	4.6	9	1,935	4.2	9	2,371
Utility-scale solar	3.6	13	2,367	3.2	13	2,736
Distributed energy & sustainable solutions	4.3	9	897	3.8	11	996
	4.9	12	10,349	4.2	13	11,016
			$12,905			$13,172
Proportionate unamortized financing fees, net of unamortized premiums			(64)			(28)
			12,841			13,144
Equity-accounted borrowings			(373)			(351)
Non-controlling interests			12,382			8,736
As per IFRS Statements			$24,850			$21,529
(1)Includes cash yields on tax equity.
(2)Includes adjustments for project-level refinancing subsequent to December 31, 2022.
(3)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2022:

(MILLIONS)	2023	2024	2025	2026	2027	Thereafter	Total
Debt principal repayments(1)(2)
Medium-term notes(3)	$—	$—	$295	$—	$369	$1,643	$2,307
Non-recourse borrowings
Hydroelectric	48	110	362	323	138	1,336	2,317
Wind	22	25	—	76	—	454	577
Utility-scale solar	18	32	—	36	—	475	561
Distributed energy & sustainable solutions	14	—	152	—	—	194	360
	102	167	514	435	138	2,459	3,815
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	153	167	146	173	175	2,019	2,833
Wind	126	140	142	136	134	680	1,358
Utility-scale solar	123	121	133	131	125	1,173	1,806
Distributed energy & sustainable solutions	54	38	41	28	28	348	537
	456	466	462	468	462	4,220	6,534
Total	$558	$633	$1,271	$903	$969	$8,322	$12,656
Interest payable(1)(2)(4)
Medium-term notes(1)	$95	$95	$89	$84	$77	$646	$1,086
Non-recourse borrowings
Hydroelectric	290	293	259	228	197	1,557	2,824
Wind	86	87	74	65	58	146	516
Utility-scale solar	92	87	85	79	74	335	752
Distributed energy & sustainable solutions	38	38	33	25	24	63	221
	506	505	451	397	353	2,101	4,313
Total	$601	$600	$540	$481	$430	$2,747	$5,399
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Includes adjustments for project-level refinancing subsequent to December 31, 2022.
(3)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(4)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives.

The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights—Growth and Development”.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2022	2021	2020
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,924	$1,448	$1,392
Changes in due to or from related parties	(19)	2	59
Net change in working capital balances	(194)	(716)	(155)
Operating activities	1,711	734	1,296
Financing activities	3,489	2,143	(792)
Investing activities	(5,066)	(2,544)	(382)
Foreign exchange (loss) gain on cash	(28)	(35)	14
Increase in cash and cash equivalents	$106	$298	$136
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2022, totaled $1,924 million compared to $1,448 million in 2021 and $1,392 million in 2020, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2022	2021	2020
Trade receivables and other current assets	$(296)	$(515)	$(2)
Accounts payable and accrued liabilities	109	(282)	(91)
Other assets and liabilities	(7)	81	(62)
	$(194)	$(716)	$(155)
Financing Activities
Cash flows from financing activities totaled $3,489 million for the year ended December 31, 2022. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,486 million of net proceeds from commercial paper, corporate and non-recourse upfinancings, as well as issue $115 million of fixed-rate green perpetual Class A preferred limited partnership units and $296 million of 10-year corporate green bonds.
Distributions paid during the year ended December 31, 2022, 2021 and 2020 to Unitholders were $915 million, $854 million and $769 million, respectively. We increased our distributions to $1.28 per LP unit in 2022 (2021: $1.22 and 2020: $1.16), representing a 5% increase per LP unit, which took effect in the first quarter of 2022. The distributions paid to preferred shareholders, preferred limited partners’ unitholders, perpetual subordinated noteholders and participating non-controlling interests in operating subsidiaries totaled $1,372 million, $900 million and $628 million, respectively. Our non-controlling interest contributed capital, net of capital repaid, of $1,788 million during the year ended December 31, 2022
Cash flows from financing activities totaled $2,143 million for the year ended December 31, 2021. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,225 million of net proceeds from corporate and non-recourse upfinancings, including a C$1.1 billion strategic financing of a Canadian hydro facility concurrent with signing a power purchase agreement with Hydro Quebec and $592 million of net proceeds from the issuance of our inaugural perpetual green subordinated notes. During the year, we redeemed our Series 9 Preferred Limited Partnership Units for $153 million.
Cash flows used in financing activities totaled $792 million for the year ended December 31, 2020. Our investment grade balance sheet provided access to multiple sources of capital to fund the growth of our business as discussed below in our investing activities. This included proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($319 million) thirty-year corporate green bonds, the sale of a 40% equity interest in an 852 MW wind portfolio in the United States and net up-financing proceeds received from non-recourse financings, commercial paper and corporate credit facilities, which was more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium-term notes prior to maturity.
Investing Activities
Cash flows used in investing activities totaled $5,066 million for the year ended December 31, 2022. During the year, we invested $2,452 million into growth, including, an over 800 MW portfolio of operating wind assets and a development pipeline of over 22 GW, a 20 GW portfolio of utility solar and energy storage development platform in the United States, a distributed generation developer with 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States, a 1.7 GW of utility-scale solar development portfolio in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, totaled $2,190 million for the year ended December 31, 2022.
Cash flows used in investing activities totaled $2,544 million for the year ended December 31, 2021. During the year, we recycled the capital from the sale of wind portfolios in Europe and the United States, which closed in the second and third quarter of 2021 for $379 million and $448 million, respectively, into accretive growth opportunities, investing $1,480 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the year, and the continuing initiative to repower existing wind power projects, totaled $1,967 million for the year ended December 31, 2021.
Cash flows used in investing activities totaled $382 million for the year ended December 31, 2020. We invested $316 million into our acquisitions, equity-accounted investments and other financial investments, including a 100 MW solar portfolio in Spain, the second tranche of our convertible securities of TransAlta and a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India. These investments were partially funded by the proceeds received from the completed sale of 47 MW of wind assets in Ireland completed during the fourth quarter of 2020. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar development projects in Brazil, was $447 million.

SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	2022	2021
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)(3)	38,000,000	44,885,496
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,218,098	172,203,342
LP units
Balance, beginning of year	275,084,265	274,837,890
Distribution reinvestment plan	262,177	230,304
Exchanged for BEPC exchangeable shares	12,308	16,071
Balance, end of year	275,358,750	275,084,265

Total LP units on a fully-exchanged basis(4)	642,064,787	641,775,546
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one-for-one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 2,885,496 outstanding units of Series 5 Preferred Limited Partnership Units and 10,000,000 outstanding units of Series 11 Preferred Units.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2022	2021	2020	2022	2021	2020
Class A Preference Shares	$26	$26	$25	$26	$26	$25
Perpetual Subordinated Notes	$29	$12	$—	$27	$9	$—
Class A Preferred LP units	$44	$55	$54	$44	$55	$52
Participating non-controlling interests – in operating subsidiaries	$1,275	$810	$551	$1,275	$810	$551
GP Interest and incentive distributions	$100	$85	$70	$100	$85	$70
Redeemable/Exchangeable partnership units	$250	$237	$250	$250	$237	$250
BEPC exchangeable shares	$220	$209	$116	$220	$207	$100
LP units	$355	$335	$349	$345	$325	$349

LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2019	$0.05	5%	$1.10	March 2019
February 2020	$0.06	5%	$1.16	March 2020
February 2021	$0.06	5%	$1.22	March 2021
February 2022	$0.06	5%	$1.28	March 2022
February 2023	$0.07	5%	$1.35	March 2023

CONTRACTUAL OBLIGATIONS
Please see Note 29 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details on the following:
•Commitments – Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2022	2021	2020
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	777	562	436
Net income	708	532	410
(1)Brookfield Renewable's total revenues for the year ended December 31, 2022 were $4,711 million (2021: $4,096 million and 2020: $3,810 million).

(MILLIONS)	December 31, 2022	December 31, 2021
Current assets(1)	$820	$1,145
Total assets(2)(3)	2,253	2,688
Current liabilities(4)	7,862	7,710
Total liabilities(5)	7,877	7,710
(1)Amount due from non-guarantor subsidiaries was $809 million (2021: $904 million).
(2)Brookfield Renewable's total assets as at December 31, 2022 and December 31, 2021 were $64,111 million and $55,867 million.
(3)Amount due from non-guarantor subsidiaries was $2,167 million (2021: $2,360 million).
(4)Amount due to non-guarantor subsidiaries was $7,408 million (2021: $7,463 million).
(5)Amount due to non-guarantor subsidiaries was $7,408 million (2021: $7,463 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2022, letters of credit issued amounted to $1,609 million (2021: $1,048 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Operational information:
Capacity (MW)	25,377	21,049	18,884
Total generation (GWh)
Long-term average generation	63,656	58,913	57,457
Actual generation	63,036	56,629	52,782
Proportionate generation (GWh)
Long-term average generation	30,126	29,852	27,998
Actual generation	28,669	27,150	26,052
Average revenue ($ per MWh)	88	82	81
Additional financial information:
Net loss attributable to Unitholders	$ (295)	$ (368)	$ (304)
Basic loss per LP unit(1)	(0.60)	(0.69)	(0.61)
Proportionate Adjusted EBITDA(2)	2,002	1,876	1,614
Funds From Operations(2)	1,005	934	807
Funds From Operations per Unit(2)(3)	1.56	1.45	1.32
Distribution per LP unit	1.28	1.22	1.16
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Property, plant and equipment, at fair value	$ 54,283	$ 49,432	$ 44,590
Equity-accounted investments	1,392	1,107	971
Total assets	64,111	55,867	49,722
Total borrowings	24,850	21,529	18,082
Deferred income tax liabilities	6,507	6,215	5,515
Other liabilities	6,468	4,127	4,358
Participating non-controlling interests – in operating subsidiaries	14,755	12,303	11,100
General partnership interest in a holding subsidiary held by Brookfield	59	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892	2,894	2,721
BEPC exchangeable shares	2,561	2,562	2,408
Preferred equity	571	613	609
Perpetual subordinated notes	592	592	—
Preferred limited partners’ equity	760	881	1,028
Limited partners’ equity	4,096	4,092	3,845
Total liabilities and equity	64,111	55,867	49,722
Debt-to-total capitalization (market value)(4)	39%	33%	27%
(1)For the year ended December 31, 2022, average LP units totaled 275.2 million (2021: 274.9 million and 2020: 271.1 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2022 totaled 645.9 million (2021: 645.6 million and 2020: 609.5 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2022				2021
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	17,692	15,097	16,280	15,097	14,946	13,776	16,092	14,099
Total Generation (GWh) – actual	16,450	14,906	16,488	15,196	14,585	13,533	14,683	13,828
Proportionate Generation (GWh) – LTA	7,655	6,905	8,152	7,414	7,197	6,697	8,356	7,602
Proportionate Generation (GWh) – actual	6,826	6,440	7,978	7,425	6,637	6,125	7,013	7,375
Revenues	$1,196	$1,105	$1,274	$1,136	$1,091	$966	$1,019	$1,020
Net income (loss) attributable to Unitholders	(82)	(136)	1	(78)	(57)	(115)	(63)	(133)
Basic loss per LP unit	(0.16)	(0.25)	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)
Funds From Operations	225	243	294	243	214	210	268	242
Funds From Operations per Unit	0.35	0.38	0.46	0.38	0.33	0.33	0.42	0.38
Distribution per LP unit	0.32	0.32	0.32	0.32	0.30	0.30	0.30	0.30

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	2,427	2,559	2,910	2,913	$219	$262	$131	$164	$87	$123
Brazil	960	810	1,020	1,007	55	38	40	26	38	18
Colombia	1,222	1,100	1,064	1,004	68	64	58	42	33	40
	4,609	4,469	4,994	4,924	342	364	229	232	158	181
Wind
North America	1,005	1,044	1,300	1,195	91	83	79	53	62	36
Europe	234	262	262	251	32	35	31	36	25	30
Brazil	141	128	166	168	8	5	5	4	5	4
Asia	159	121	201	113	12	8	9	7	5	4
	1,539	1,555	1,929	1,727	143	131	124	100	97	74
Utility-scale solar	418	356	551	381	77	68	54	67	29	41
Distributed energy & sustainable solutions(1)	260	257	181	165	83	54	50	39	36	29
Corporate	—	—	—	—	—	—	4	(7)	(95)	(111)
Total	6,826	6,637	7,655	7,197	$645	$617	$461	$431	$225	$214
(1)Actual generation includes 123 GWh (2021: 90 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
For the three months ended December 31, 2022, Funds From Operations were $225 million versus $214 million in the prior year. Funds From Operations increased $11 million primarily due to contributions from growth, strong asset availability, and favorable hydroelectric generation, particularly at our assets in the Brazil and Colombia.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$38	$27	$96	$4	$14	$(1)	$14	$(90)	$37	$(79)	$60
Add back or deduct the following:
Depreciation	105	23	24	93	16	11	15	88	32	1	408
Deferred income tax expense (recovery)	(37)	(18)	3	(5)	4	(1)	(4)	(26)	(6)	(24)	(114)
Foreign exchange and financial instrument loss (gain)	17	—	(34)	(13)	(1)	—	—	70	(39)	25	25
Other(1)	8	5	44	2	23	6	8	7	60	5	168
Management service costs	—	—	—	—	—	—	—	—	—	44	44
Interest expense	82	12	72	47	4	7	8	62	25	32	351
Current income tax expense	1	—	30	—	1	3	4	2	1	—	42
Amount attributable to equity accounted investments and non-controlling interests(2)	(83)	(9)	(177)	(49)	(30)	(20)	(36)	(59)	(60)	—	(523)
Adjusted EBITDA	131	40	58	79	31	5	9	54	50	4	461
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$45	$13	$129	$(97)	$30	$(11)	$21	$(30)	$3	$(70)	$33
Add back or deduct the following:
Depreciation	98	16	26	111	24	9	11	65	21	—	381
Deferred income tax expense (recovery)	(14)	(4)	7	(29)	2	2	—	(23)	(7)	(31)	(97)
Foreign exchange and financial instrument loss (gain)	12	2	—	34	(7)	3	(2)	11	4	(3)	54
Other(1)	3	(5)	—	36	4	6	(17)	39	42	12	120
Management service costs	—	—	—	—	—	—	—	—	—	64	64
Interest expense	69	8	36	40	4	6	9	53	9	21	255
Current income tax expense (recovery)	—	2	(22)	(1)	1	1	2	—	—	—	(17)
Amount attributable to equity accounted investments and non-controlling interests(2)	(49)	(6)	(134)	(41)	(22)	(12)	(17)	(48)	(33)	—	(362)
Adjusted EBITDA	$164	$26	$42	$53	$36	$4	$7	$67	$39	$(7)	$431
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2022	2021
Net income	$60	$33
Add back or deduct the following:
Depreciation	408	381
Deferred income tax (recovery)	(114)	(97)
Foreign exchange and financial instruments loss	25	54
Other(1)	168	120
Amount attributable to equity accounted investments and non-controlling interest(2)	(322)	(277)
Funds from Operations	$225	$214
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2022	2021
Basic loss per LP unit(1)	$(0.16)	$(0.12)
Depreciation	0.34	0.33
Foreign exchange and financial instruments loss	0.10	0.10
Deferred income tax recovery	(0.12)	(0.13)
Other	0.19	0.15
Funds From Operations per Unit(2)	$0.35	$0.33
(1)Average LP units outstanding for the three months ended December 31, 2022 were 275.3 million (2021: 275.0 million).
(2)Average Units for the three months ended December 31, 2022 were 646.0 million (2021: 645.7 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 6 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2022, we had, on a proportionate basis, approximately 92% of 2023 generation (2021: 90% of 2022 generation) contracted under short-term power purchase agreements and financial contracts, excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 90% and 67% of 2023 (2021: 90% and 77%, respectively) generation under short-term power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Malaysia Ringgit – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 30% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 40% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia – representing 30% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to interest rate risk on the interest rates of our variable-rate debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances and on floating rate debts

- Our proportionate floating rate exposure represents 7% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Financial Risk	Description of Risk	Management of Risk
Credit
We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions as well as trade receivables are unable to meet their obligations.

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2022, 89% (2021: 82%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt-service coverage ratio. Refer to Note 20 – Capital management of the annual consolidated financial statement for further disclosures.

'- As at December 31, 2022, available liquidity was $3.7 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

RISK FACTORS
The following represents the most relevant risk factors relating to Brookfield Renewable's business, and is not all-inclusive. For a description of other possible risks please see the Form 20-F which can be accessed on EDGAR and SEDAR.
Risks Relating to Our Operations and Our Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our renewable power facilities are correlated to the amount of electricity produced, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities and the power markets in which we operate. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in energy markets are volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the energy markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; and political instability (such as the conflict between Ukraine and Russia and the disruptive impact that related sanctions and other related events might have on European energy markets).
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-

renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what may appear to be an attractive price at the time of recontracting could, if power prices significantly rise over the PPA’s term, result in us having committed to sell power in the future at below then-market rates.
There is a risk that our concessions will not be renewed or that, where concessions are required to build out our development pipeline, they may not be granted or awarded.
We hold concessions and we have rights to operate our facilities which generally include, in respect of our hydroelectric projects, rights to the land and water required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions will be renewed. However, if we are not granted renewal rights, or if our concessions are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted. In addition, concessions may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession that we require with respect to any given project or on what timelines or conditions.
The amount of uncontracted generation in our portfolio may increase.
In 2022 and 2021, approximately 87% of our renewable power generation (on a proportionate basis) was contracted in each of those calendar years under long-term, fixed price contracts with creditworthy counterparties. The portion of our portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time and could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to deliver electricity to our various counterparties and buildout our renewable power development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to connect renewable generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility-scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. Even if the failure is not at a upstream facility, it could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.###
Energy marketing risks may have an adverse effect on our business.
Our energy marketing business involves the establishment of positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
Our energy marketing strategies also depend on counterparties fulfilling their obligations to us and on the quality of the collateral that they post. Our positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
Although we employ a number of risk management controls in order to limit exposure to risks arising from trading activities, we cannot guarantee that losses will not occur and such losses may be outside the parameters of our risk controls.
There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, South America, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Counterparties to our contracts may not fulfill their obligations.
In the course of our business, we enter into a wide range of contacts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, the unplanned shutdown of our operating facilities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance, as does similar legislation in certain U.S. states in which we operate and in Brazil. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
Risks Relating to Financing
Our ability to finance our operations and fund growth initiatives is subject to various risks relating to the state of capital markets and to our ability to complete all or some of our capital recycling initiatives.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by rising interest rates, could increase the Partnership’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and LATAM Holdco, NA Holdco, Euro Holdco and Investco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BREL (collectively, “Holding Entities”) have corporate debt, certain of our subsidiaries of the

Holding Entities (“Operating Entities”) have limited recourse project level debt and certain of our portfolio companies, like Isagen, have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.
Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to Brookfield Renewable or any of its portfolio companies, operating subsidiaries or other subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
Risks Relating to Our Growth Strategy
We may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our strategy for building value for our Unitholders is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns.

Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead.
Our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. We may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions.
For example, in October 2022, Brookfield Renewable, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse for an aggregate equity investment of approximately $4.5 billion (up to $750 million net to Brookfield Renewable). Although we expect closing conditions to be satisfied and regulatory approvals received on the terms contemplated, we can provide no assurance that the proposed acquisition will be completed on the anticipated timeframe and terms contemplated, or at all.
If all or some of our acquisitions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, abandon these transactions altogether (which may result in the payment of significant break-up fees). If we are unable to achieve the expected benefits of transactions, the market value of our units may decline.
Our operations in the future may be different from our current business, including through future sustainable solutions investments.
Our operations today include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia, and we have announced but not closed an investment in a nuclear services business, Westinghouse. Our development pipeline includes renewable power generation projects as well as CCS, RNG and recycling projects. We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Provider may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage Brookfield Renewable, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Renewable, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on our business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
Not all of the projects in our development pipeline will achieve commercial operation.
We have a large development pipeline that includes projects at different levels of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects that we don’t own 100% of or, in certain circumstances, control. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
Our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs.
Our ability to develop power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project, whether as a greenfield project or by way of a repowering of an existing project, is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
Development projects may also require large areas of land on which the new projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner or to secure the consent of all land owners. A government, court, regulator, Indigenous group, landowner or other stakeholder may make a decision or take action that adversely affects the development of a project or the demand for its services. For example, a regulator may restrict our access to an asset, or may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
We may enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners and/or municipalities. In some jurisdictions, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.
A subsidiary of Brookfield Corporation is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BEP holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield Corporation. As BEP’s only substantial assets are the limited partnership interests and preferred limited partnership interests that it holds in BRELP, except for rights under the Voting Agreement, BEP does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).
BEP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BEP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to BEP. Failing to effectively manage our current operations or to implement our strategy could have an adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.
The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have an adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BEP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2022. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
CRITICAL ESTIMATES
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i)Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices for renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
(iii)Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the CGUs or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates and future leverage assumptions.
CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:
(i)Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.
(ii)Common control transactions
Common control business combinations specifically fall outside the scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and to reflect the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii)Property, Plant and Equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2026 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv)Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 – Financial instruments (“IFRS 9”) to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.
For Commodity derivatives that have unobservable value, Brookfield Renewable applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.

(v)Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable has completed an assessment and implemented its transition plan that addresses the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect of the IFRIC IC agenda decision resulted in an increase to Cash and cash equivalents and a corresponding decrease to Restricted cash of $268 million (2021: $136 million), on the consolidated statements of financial position. The impact on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $268 million (2021: $136 million and 2020: $176 million) and an increase to cash used in investing activities in the prior year (2021: $40 million and 2020: $44 million).
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 48% LP unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 52% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2022 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, and cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our audited annual consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “PART 4

– Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed.

The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

PART 10 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our portfolio or adverse changes to the MRE balancing pool in Brazil; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; health, safety, security and environmental risks; energy marketing risks and our ability to manage commodity and financial risk; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; the COVID-19 pandemic, as well as the direct and indirect impacts that a pandemic may have, or any other pandemic; our inability to finance our operations and fund growth due to the status of the capital markets or our ability complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; changes to our current business, including through future sustainable solutions investments; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; political instability or changes in government policy negatively impacting our business or assets; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; our dependence on Brookfield and Brookfield’s significant influence over us; the departure of some or all of Brookfield’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; Brookfield acting in a way that is not in our best interests or our unitholders; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; failure of our systems technology; any changes in the market price of the BEP units and BEPC exchangeable shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 7 – Segmented information in the audited annual consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.
Ernst & Young LLP, the Independent Registered Public Accounting Firm appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on the Partnership’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2022, property, plant and equipment on the consolidated statement of financial position totaled $54,283 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled a gain of $3,745 million and a loss in the consolidated statement of income (loss) of ($40) million for 2022. As discussed in Notes 1(g), 1(r)(i) and 1(s)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, terminal value, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and corroboration with third party engineering reports. We also tested the computational accuracy of the fair value model.

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of the power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant utility-scale acquisitions
Description of the Matter	During 2022, the Partnership completed the acquisitions of a U.S. Solar Portfolio and a U.S. Wind, Solar and Storage Portfolio, for total consideration of $760 million and $1,092 million, respectively. As described in Notes 1(n) and 3 – Acquisitions to the consolidated financial statements, these business combinations are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding dates of acquisition.

Auditing the above noted acquisitions is complex given that significant estimation is required in determining the fair value of the power generating assets, tax equity liabilities and commodity derivatives acquired. The significant assumptions related to these estimates include but are not limited to future electricity prices, production tax credits, generation volumes, discount rates, terminal value and operating and capital expenditures. These assumptions are forward looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets, tax equity liabilities and commodity derivatives acquired. We tested controls over management’s review of the power generating asset, tax equity and commodity derivatives valuation models, including the controls over the review and approval of all significant assumptions.

Our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to available engineering reports and benchmark capacity factors, we also considered industry benchmarks for losses. Further, with the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. For production tax credit rates, we assessed management’s future projections by comparing against historical escalations. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates and terminal values, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted or uncontracted assets and type of technology as well as performing sensitivity analysis. Further, we assessed the estimated capital expenditures by comparing forecasts to results of related industry studies, corroborating against recently signed construction contracts and component supply agreements. For operating expenditures, we compared forecasts against industry benchmarks. We also tested the computational accuracy of the fair value model.

Significant distributed generation acquisition
Description of the Matter
During 2022, the Partnership completed the acquisition of a U.S. distributed generation portfolio for total consideration of $614 million. As described in Notes 1(n) and 3 – Acquisitions to the consolidated financial statements, this business combination is accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding date of acquisition.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the distributed generation assets acquired. The significant assumptions include future electricity prices, discount rates, future generation volumes and operating and capital expenditures. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of the distributed generation assets acquired. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the distributed generation assets, our audit procedures included, among others, assessing the significant assumptions described above for a sample of assets and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of distributed generation assets by comparing them to historical generation volumes for operational assets and to generation assumptions used for other distributed generation assets within the Partnership’s portfolio in the region for developmental assets. We also compared management’s estimated generation volumes to industry benchmarks. Further, for our sample we compared the future electricity pricing and solar renewable energy credits (SREC) revenue to executed agreements. We assessed the estimated capital expenditures by comparing forecasts to results of related industry studies, corroborating against recently signed construction contracts and component supply agreements. For operating expenditures, we compared forecasts against industry benchmarks. We also tested the computational accuracy of the fair value model. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location as well as performing sensitivity analysis.

/s/ Ernst & Young LLP
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 28, 2023

INTERNAL CONTROL OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Report on Internal Control over Financial Reporting
Management of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2022, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2022, which include a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States, a 1.7 GW portfolio of utility-scale solar development assets in Germany, a 437 MW distributed generation portfolio of operating and development assets in Chile, an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and a 1.8 GW of development pipeline in the United States, and a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW in the United States, whose total assets and net assets on a combined basis constitute approximately 5% and 7%, respectively, of the consolidated financial statement amounts as of December 31, 2022 and 1% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2022. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2022.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 20 GW portfolio of utility-scale solar and energy storage development assets in the United States, the 1.7 GW portfolio of utility-scale solar development assets in Germany, the 437 MW distributed generation portfolio of operating and developmental assets in Chile, the integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and the 1.8 GW of development pipeline in the United States, and a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW in the United States. The aforementioned acquisitions are included in the 2022 consolidated financial statements of the Partnership and constituted approximately 5% and 7% of total and net assets, respectively on a combined basis as of December 31, 2022 and 1% of revenues for the year then ended. Our audit of internal control over financial reporting of the Partnership also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisitions.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2022 consolidated financial statements of the Partnership and our report dated February 28, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Toronto, Canada
February 28, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	22	$998	$900
Restricted cash	23	139	153
Trade receivables and other current assets	24	1,860	1,683
Financial instrument assets	6	125	60
Due from related parties	30	123	35
Assets held for sale	5	938	58
		4,183	2,889
Financial instrument assets	6	1,500	262
Equity-accounted investments	21	1,392	1,107
Property, plant and equipment, at fair value	13	54,283	49,432
Intangible assets	14	209	218
Goodwill	19	1,526	966
Deferred income tax assets	12	176	197
Other long-term assets	25	842	796
Total Assets		$64,111	$55,867
Liabilities
Current liabilities
Accounts payable and accrued liabilities	26	$1,086	$779
Financial instrument liabilities	6	559	400
Due to related parties	30	588	164
Corporate borrowings	15	249	—
Non-recourse borrowings	15	2,027	1,818
Provisions	29	83	55
Liabilities directly associated with assets held for sale	5	351	6
		4,943	3,222
Financial instrument liabilities	6	1,670	565
Corporate borrowings	15	2,299	2,149
Non-recourse borrowings	15	20,275	17,562
Deferred income tax liabilities	12	6,507	6,215
Provisions	27, 29	600	718
Other long-term liabilities	28	1,531	1,440
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	14,755	12,303
General partnership interest in a holding subsidiary held by Brookfield	16	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	2,892	2,894
BEPC exchangeable shares	16	2,561	2,562
Preferred equity	16	571	613
Perpetual subordinated notes	16	592	592
Preferred limited partners’ equity	17	760	881
Limited partners’ equity	18	4,096	4,092
Total Equity		$26,286	$23,996
Total Liabilities and Equity		$64,111	$55,867
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2022	2021	2020
Revenues	30	$4,711	$4,096	$3,810
Other income	8	136	304	128
Direct operating costs(1)	9	(1,434)	(1,365)	(1,274)
Management service costs	30	(243)	(288)	(235)
Interest expense	15	(1,224)	(981)	(976)
Share of earnings from equity-accounted investments	21	96	22	27
Foreign exchange and financial instruments gain (loss)	6	(128)	(32)	127
Depreciation	13	(1,583)	(1,501)	(1,367)
Other	10	(195)	(307)	(432)
Income tax (expense) recovery
Current	12	(148)	(43)	(66)
Deferred	12	150	29	213
		2	(14)	147
Net (loss) income		$138	$(66)	$(45)
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$334	$209	$180
General partnership interest in a holding subsidiary held by Brookfield	16	92	77	62
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	(117)	(135)	(133)
BEPC exchangeable shares	16	(104)	(119)	(49)
Preferred equity	16	26	26	25
Perpetual subordinated notes	16	29	12	—
Preferred limited partners’ equity	17	44	55	54
Limited partners’ equity	18	(166)	(191)	(184)
		$138	$(66)	$(45)
Basic and diluted loss per LP unit		$(0.60)	$(0.69)	$(0.61)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2022	2021	2020
Net (loss) income		$138	$(66)	$(45)
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	13	3,745	4,573	4,112
Actuarial gain (loss) on defined benefit plans		21	30	(1)
Deferred income taxes on above items	12	(852)	(1,170)	(934)
Unrealized (loss) gain on investments in equity securities	6	(11)	3	(1)
Equity-accounted investments	21	(35)	184	12
Total items that will not be reclassified to net income		2,868	3,620	3,188
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	(647)	(859)	(840)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	6	175	(64)	(27)
Gain (loss) on foreign exchange swaps – net investment hedge	6	63	64	(35)
Reclassification adjustments for amounts recognized in net income	6	148	43	(39)
Deferred income taxes on above items	12	(87)	(2)	10
Equity-accounted investments	21	(30)	(36)	17
Total items that may be reclassified subsequently to net income		(378)	(854)	(914)
Other comprehensive income		2,490	2,766	2,274
Comprehensive income		$2,628	$2,700	$2,229
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$1,582	$1,048	$1,292
General partnership interest in a holding subsidiary held by Brookfield	16	100	89	70
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	270	444	280
BEPC exchangeable shares		238	394	103
Preferred equity	16	(16)	30	37
Perpetual subordinated notes		29	12	—
Preferred limited partners’ equity	17	44	55	54
Limited partners’ equity	18	381	628	393
		$2,628	$2,700	$2,229
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(166)	—	—	—	—	—	(166)	44	26	29	(104)	334	92	(117)	138
Other comprehensive income (loss)	—	(1)	480	4	67	(3)	547	—	(42)	—	342	1,248	8	387	2,490
Preferred LP Units issued	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Capital contributions (Note 16)	—	—	—	—	—	—	—	—	—	—	—	2,131	—	—	2,131
Redemption of Preferred LP Units (Note 17)	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Disposal (Note 4)	14	—	(14)	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(44)	(26)	(29)	(220)	(1,275)	(100)	(250)	(2,299)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	116	(2)	(143)	—	(2)	—	(31)	—	—	—	(19)	89	—	(22)	17
Change in year	(382)	(3)	323	4	65	(3)	4	(121)	(42)	—	(1)	2,452	—	(2)	2,290
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286

Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(191)	—	—	—	—	—	(191)	55	26	12	(119)	209	77	(135)	(66)
Other comprehensive income (loss)	—	(116)	938	7	(11)	1	819	—	4	$—	513	839	12	579	2,766
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	$592	—	—	—	—	592
Capital contributions	—	—	—	—	—	—	—	—	—	$—	—	1,121	—	—	1,121
Return of capital	—	—	—	—	—	—	—	—	—	$—	—	—	—	—	—
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(147)	—	$—	—	—	—	—	(147)
Disposals	38	—	(38)	—	—	—	—	—	—	$—	—	(395)	—	—	(395)
Distributions or dividends declared	(335)	—	—	—	—	—	(335)	(55)	(26)	$(12)	(209)	(810)	(85)	(237)	(1,769)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	$—	—	—	—	—	9
Other	(49)	(6)	(1)	(1)	2	—	(55)	—	—	$—	(31)	239	(1)	(34)	118
Change in year	(528)	(122)	899	6	(9)	1	247	(147)	4	592	154	1,203	3	173	2,229
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	$20,480
Net income	(184)	—	—	—	—	—	(184)	54	25	(49)	180	62	(133)	(45)
Other comprehensive income (loss)	—	(249)	827	—	(6)	5	577	—	12	152	1,112	8	413	2,274
Preferred LP Units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	195
LP units purchased for cancellation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital contributions	—	—	—	—	—	—	—	—	—	—	520	—	—	520
Return of Capital	—	—	—	—	—	—	—	—	—	—	(147)	—	—	(147)
Disposal	17	—	(17)	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(349)	—	—	—	—	—	(349)	(54)	(25)	(116)	(551)	(70)	(250)	(1,415)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	6
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	2,134	(1,101)	(10)	(462)	—
Other	2	(51)	(172)	1	(2)	(1)	(223)	—	—	287	16	(2)	(164)	(86)
Change in year	126	(20)	(827)	3	(7)	(9)	(734)	195	12	2,408	14	(12)	(596)	1,287
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$2,408	$11,100	$56	$2,721	$21,767
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2022	2021	2020
Operating activities
Net income (loss)		$138	$(66)	$(45)
Adjustments for the following non-cash items:
Depreciation	13	1,583	1,501	1,367
Unrealized foreign exchange and financial instrument (gain) loss	6	253	122	(134)
Share of earnings from equity-accounted investments	21	(96)	(22)	(27)
Deferred income tax recovery	12	(150)	(29)	(213)
Other non-cash items		107	(136)	388
Dividends received from equity-accounted investments	21	89	78	56
		1,924	1,448	1,392
Changes in due to or from related parties		(19)	2	59
Net change in working capital balances	31	(194)	(716)	(155)
		1,711	734	1,296
Financing activities
Proceeds from medium-term notes	15	296	—	570
Repayment of medium-term notes	15	—	—	(304)
Corporate credit facilities, net	15	—	—	(299)
Commercial paper, net	15	249	(3)	3
Proceeds from non-recourse borrowings	15	9,547	6,877	3,205
Repayment of non-recourse borrowings	15	(6,310)	(3,678)	(3,408)
Capital contributions from participating non-controlling interests – in operating subsidiaries	16	1,863	1,200	514
Capital repaid to participating non-controlling interests – in operating subsidiaries	16	(75)	(511)	(147)
Issuance of equity instruments and related costs	16,17,18	115	592	151
Redemption and repurchase of equity instruments	17,18	(252)	(153)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	16,17	(1,372)	(900)	(628)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	16, 18	(915)	(854)	(769)
Borrowings from related party		1,470	1,188	320
Repayments to related party		(1,127)	(1,615)	—
		3,489	2,143	(792)
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(2,452)	(1,426)	(105)
Investment in equity-accounted investments	21	(236)	(54)	(23)
Investment in property, plant and equipment	13	(2,190)	(1,967)	(447)
Proceeds from disposal of assets, net of cash and cash equivalents disposed		140	827	269
Purchase of financial assets		(492)	(58)	(445)
Proceeds from financial assets	6	70	220	257
Restricted cash and other		94	(86)	112
		(5,066)	(2,544)	(382)
Foreign exchange (loss) gain on cash		(28)	(35)	14
Cash and cash equivalents increase		106	298	136
Net change in cash classified within assets held for sale		(8)	(5)	(12)
Balance, beginning of year		900	607	483
Balance, end of year		$998	$900	$607
Supplemental cash flow information:
Interest paid		$1,071	$870	$872
Interest received		$37	$45	$28
Income taxes paid		$112	$71	$70
The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2022, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2023.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, MYR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Malaysian ringgit and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated statements of financial position.
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may, at its request, require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP units on a one-for-one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 30 – Related party transactions for further information.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
Equity-accounted investments
Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method.
Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.
(d) Foreign currency translation
All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets and liabilities measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.
(e) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit and construction agreements.
(g) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16 – Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal values and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, Brookfield Renewable initially measures the assets at fair value on the acquisition date, consistent with the policy described in Note 1(o) – Business combinations, with no revaluation at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. When the carrying amount of an asset decreases, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the fair value of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2022 is 35 years (2021: 31 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment of operating assets are recognized in Other income and Other in the consolidated statements of income (loss), respectively. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

(h) Leases
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:
•the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:
◦Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or
◦Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield

Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income (loss) if the carrying amount of the right-of-use asset has been reduced to nil.
Brookfield Renewable presents right-of-use assets in property, plant and equipment and lease liabilities in other long-term liabilities in the consolidated statements of financial position.
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(i) Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units (“CGU”) to which it relates. Brookfield Renewable identifies CGU as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(j) Asset impairment
At each statement of financial position date, Brookfield Renewable assesses whether for non-financial assets there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or CGU is less than its carrying value.
For non-financial assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or CGU, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(k) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.

(l) Financial instruments
Initial recognition
Under IFRS 9 – Financial Instruments (“IFRS 9”), regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.
At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in income.
Classification and measurement
Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:
Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in income when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through income. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in income.
Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:
•Indications that a debtor or group of debtors is experiencing significant financial difficulty;
•A default or delinquency in interest or principal payments;
•Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;
•Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.
Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, and tax equity. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:

FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria, and tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in income.
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.
The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost are presented in the consolidated statements of income (loss). Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

Brookfield Renewable designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with floating rate debts (cash flow hedges).
At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is an ‘economic relationship’ between the hedged item and the hedging instrument;
•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and
•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to income.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in income at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in income, within foreign exchange and financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects income.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in income within foreign exchange and financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to income when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Sources of hedge effectiveness are determined at the inception of the hedge relationship and measured through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(m) Revenue and expense recognition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per geographical region and technology are included in Note 7 – Segmented information.
Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2022, revenues recognized at a point in time corresponding to the sale of renewable credits were $263 million (2021: $183 million and 2020: $164 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2022 decreased revenues by $146 million (decreased by 2021: 37 million and 2020: $55 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.
Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).
Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.
(n) Income taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the statement of financial position dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.
Deferred tax is recognized on taxable temporary differences between the tax basis and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets acquired, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income. Goodwill is not amortized and is not deductible for tax purposes. However, after initial recognition, goodwill will be measured at cost less any accumulated impairment losses. An impairment assessment will be performed at least annually, and whenever circumstances such as significant declines in expected revenues, earnings or cash flows indicate that it is more likely than not that goodwill might be impaired. Goodwill impairment charges are not reversible.
When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.
(p) Assets held for sale
Assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position and are classified as current.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.
(q) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to income in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.
(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Provisions
A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each statement of financial position date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.
(v) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.
(vi) Government grants
Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case-by-case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.
(r) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates, discount rates and terminal value, as described in Note 13 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse based on future taxable income.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of Brookfield Renewable’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the CGUs or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates and future leverage assumptions.
(s) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions by considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income (loss), consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of the combined entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2026 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv) Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(t) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable has completed an assessment and implemented its transition plan that addresses the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect of the IFRIC IC agenda decision resulted in an increase to Cash and cash equivalents and a corresponding decrease to Restricted cash of $268 million (2021: $136 million), on the consolidated statements of financial position. The impact on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $268 million (2021: $136 million and 2020: $176 million) and an increase to cash used in investing activities in the prior year (2021: $40 million and 2020: $44 million).
(u) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)

The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2022:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100.00
(1)Voting control held, in whole or in part, through voting agreements with Brookfield.

3. ACQUISITIONS
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
U.S. Utility-scale Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a utility scale development business with a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $702 million, plus $58 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were $2 million. Brookfield Renewable holds an approximately 20% economic interest.
Europe Utility-scale Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in a 1.7 GW portfolio of utility-scale solar development assets in Germany. The purchase price of this acquisition, including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were €2 million ($2 million). Brookfield Renewable holds an approximately 20% economic interest.
Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million. The total transaction costs related to the acquisition was $1 million. Brookfield Renewable holds an approximately 20% economic interest in the investment.
During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, contributed an additional approximate $4 million to fund the development pipeline, increasing the ownership interest from 83% to 84%.
U.S. Distributed Generation Portfolio
On September 28, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States. The purchase price of this acquisition was $614 million, consisting of $538 million initial equity price, a $22 million working capital and closing adjustments and $98 million to repay previously existing non-recourse borrowings (in aggregate $123 million net to Brookfield Renewable). The total transaction costs related to the acquisition were $5 million. Brookfield Renewable holds an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $46 million for the year ended December 31, 2022.

U.S. Wind Portfolio
On December 16, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW of solar and storage assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $1,092 million. The total transaction costs related to the acquisition were $4 million. Brookfield Renewable holds an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Wind Portfolio would have been $82 million for the year ended December 31, 2022.
The purchase price allocations, at fair value, as at December 31, 2022, with respect to the acquisitions are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Utility-scale Solar Portfolio	U.S. Utility-scale Solar Portfolio (1)	U.S. Distributed Generation Portfolio(2)(3)	US Wind Portfolio(2)	Total
Cash and cash equivalents	$2	$3	$22	$33	$26	$86
Restricted cash	—	—	6	6	5	17
Trade receivables and other current assets	2	30	48	13	13	106
Assets classified as held for sale(4)	—	—	—	—	240	240
Property, plant and equipment, at fair value	21	1	561	708	1,796	3,087
Deferred tax assets	—	—	—	10	—	10
Financial instruments assets(5)	—	—	—	10	2	12
Other non-current assets	1	—	4	21	22	48
Accounts payable and accrued liabilities	(1)	(5)	(32)	(66)	(38)	(142)
Current portion of non-recourse borrowings	—	—	—	(9)	—	(9)
Liabilities classified as held for sale(4)	—	—	—	—	(135)	(135)
Financial instruments liabilities(5)	—	—	(15)	(15)	(725)	(755)
Non-recourse borrowings	(6)	—	(48)	(346)	—	(400)
Deferred income tax liabilities	—	(7)	(43)	—	—	(50)
Provisions	—	—	—	(25)	(29)	(54)
Other long-term liabilities	—	—	(30)	(35)	(68)	(133)
Fair value of net assets acquired	19	22	473	305	1,109	1,928
Non-controlling interests	$(6)	$—	$—	$—	$(26)	$(32)
Goodwill	18	68	287	309	9	691
Purchase price	$31	$90	$760	$614	$1,092	$2,587
(1)During the year, Brookfield Renewable recorded purchase price allocation adjustment of $176 million primarily to Property, plant and equipment, Deferred tax asset, Other non-current assets, Deferred income tax liabilities and Other long-term liabilities.
(2)The purchase price allocation is preliminary as at December 31, 2022. Brookfield Renewable is currently assessing the fair value of Property, plant and equipment, Financial instruments, Provisions and Deferred tax liabilities for the purchase price allocation and expect to finalize the balances in 2023.
(3)During the year, Brookfield Renewable recorded purchase price allocation adjustments of $97 million primarily to Property, plant and equipment, at fair value, Deferred tax assets and Deferred income tax liabilities.
(4)Refer to Note 5 - Assets held for sale
(5)Includes both short-term and long-term balances

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Powen
In February 2022, Brookfield Renewable, together with institutional partners, acquired an initial 16% interest in a DG solar development business in Spain and Mexico with approximately 700 MW of operating and development assets for $22 million ($6 million net to Brookfield Renewable). During the course of 2022, Brookfield Renewable, together with institutional partners, subscribed for additional shares for $34 million ($7 million net to Brookfield Renewable). This subscription increased our interest to approximately 32% (6% net to Brookfield Renewable)
Island Aggregator LP
On June 20, 2022, Brookfield Renewable, together with institutional partners, committed to invest $500 million, of which $122 million was deployed for a 20% stake in common equity into a private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW development pipeline. Brookfield Renewable holds a 20% interest in this investment through an intermediate entity.
California Resources Corporation
On August 3, 2022, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. Brookfield Renewable, together with its institutional partners, has committed to invest up to $500 million to fund the development of identified carbon capture and storage projects in California. This includes an initial investment of approximately $137 million, of which $48 million was deployed during the year, which includes a put option that offers strong downside protection at a pre-determined rate of return. Brookfield Renewable holds an approximate 10% economic interest.
California Bioenergy (“Calbio”)
On December 21, 2022, Brookfield Renewable, together with its institutional partners, closed its purchase of a 10% interest in a developer, operator and owner of renewable natural gas assets in the U.S. with an initial equity commitment of $150 million ($30 million net to Brookfield Renewable) and secured the option to invest up to approximately $350 million ($70 million net to Brookfield Renewable) of follow-on equity capital for future projects meeting our risk-return requirements. Brookfield Renewable holds an approximate 2% economic interest.

Completed in 2021
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Oregon Wind Portfolio
On March 24, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, “Oregon Wind Portfolio”) located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income (loss). Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $183 million for the year ended December 31, 2021.
During March 31, 2022, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2021 as disclosed in the 2021 Annual Report.

U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a distributed generation business (the “U.S. Distributed Generation Portfolio”) comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income (loss). Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $79 million for the year ended December 31, 2021.
The purchase price allocation, at fair value, as at December 31, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	28	23	51
Property, plant and equipment	1,643	723	2,366
Current liabilities	(10)	(6)	(16)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(83)	(16)	(99)
Other long-term liabilities	(33)	(23)	(56)
Fair value of net assets acquired	744	567	1,311
Goodwill	—	117	117
Purchase price	$744	$684	$1,428

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Polenergia
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland, in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
During the first quarter of 2022, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Polenergia. This subscription increased the total interest in Polenergia to 32% (8% net to Brookfield Renewable).
Completed in 2020
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Spanish CSP Portfolio
On February 11, 2020, Brookfield Renewable, through its investment in TerraForm Power, completed the acquisition of 100% of a portfolio of two concentrated solar power facilities (together, “Spanish CSP Portfolio”) located in Spain with a combined nameplate capacity of approximately 100 MW. The purchase price of this acquisition, including working capital adjustments, was €111 million ($121 million). The total acquisition costs of $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Spanish CSP Portfolio would have been $99 million for the year ended December 31, 2020.
The purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Spanish CSP Portfolio
Cash and cash equivalents	$22
Restricted cash	27
Trade receivables and other current assets	33
Property, plant and equipment, at fair value	661
Deferred tax assets	14
Other non-current assets	8
Current liabilities	(17)
Financial instruments	(148)
Non-recourse borrowings	(475)
Decommissioning liabilities	(23)
Other long-term liabilities	(22)
Fair value of identifiable net assets acquired	80
Goodwill	41
Purchase price	$121

4. DISPOSAL OF ASSETS
In April 2022, Brookfield Renewable, together with its institutional partners, completed the sale of its interest in a portfolio of 19 MW utility-scale solar assets in Asia (“Malaysia Utility-scale Solar Portfolio”) for proceeds of approximately MYR 144 million ($33 million and $10 million net to Brookfield Renewable). This resulted in a loss on disposition of $9 million ($3 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $3 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2022, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil (“Brazil Hydroelectric Portfolio”) for proceeds of R$461 million (approximately $90 million and $23 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $30 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Malaysia Utility-scale Solar Portfolio	Brazil Hydroelectric Portfolio	Total
Proceeds, net of transaction costs	$33	$90	$123
Carrying value of net assets held for sale
Assets	55	90	145
Liabilities	(6)	—	(6)
Non-controlling interests	(7)	—	(7)
	42	90	132
Loss on disposal, net of transaction costs	$(9)	$—	$(9)

5. ASSETS HELD FOR SALE
As at December 31, 2022, assets held for sale within Brookfield Renewable's operating segments include a 378 MW operating hydroelectric portfolio in the U.S. following our institutional partners agreement to sell their 50% interest. Brookfield Renewable will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, Brookfield Renewable will no longer consolidate this investment and will recognize its interest as an equity-accounted investment.
Assets held for sale also include acquired wind assets in the U.S. that were acquired as part of the acquisition of a renewables developer that had a pre-existing sale and purchase agreement at the time of acquisition.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2022	2021
Assets
Cash and cash equivalents	$9	$9
Restricted cash	5	1
Trade receivables and other current assets	4	1
Financial instrument assets	3	—
Property, plant and equipment, at fair value	911	47
Other long-term assets	6	—
Assets held for sale	$938	$58
Liabilities
Current liabilities	$9	$—
Non-recourse borrowings	171	3
Financial instrument liabilities	167	—
Other long-term liabilities	1	3
Provisions	3
Liabilities directly associated with assets held for sale	$351	$6
Brookfield Renewable continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income (loss), consolidated statements of comprehensive income, and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.
6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.
(a)Market risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.
Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:
(i)Electricity price risk
Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and is mitigated by entering into short-term energy derivative contracts. Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.
The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
5% increase	$(76)	$(37)	$(13)	$(36)	$(21)	$(16)
5% decrease	75	40	14	36	22	16
(1)Amounts represent the potential annual net pretax impact.
(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, Malaysian ringgit, Chinese yuan and Polish złoty through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
5% increase	$27	$29	$10	$96	$95	$73
5% decrease	(27)	(29)	(7)	(96)	(95)	(72)
(1)Amounts represent the potential annual net pretax impact.
(iii)Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.
Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed-rate debt or variable-rate debt that has been swapped to fixed rates with interest rate financial instruments. Other than tax equity, all other non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $7,823 million (2021: $6,758 million). Of this principal value, $3,396 million (2021: $3,493 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
1% increase	$20	$15	$37	$112	$114	$122
1% decrease	(20)	(16)	(38)	(118)	(124)	(129)
(1)Amounts represent the potential annual net pretax impact.
(b)Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity transactions.
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 24 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2022	2021
Trade receivables and other short-term receivables	$883	$807
Long-term receivables	235	216
Financial instrument assets(1)	390	127
Due from related parties(1)	251	177
Contract asset(1)	395	445
	$2,154	$1,772
(1)Includes both the current and long-term amounts.
(c)Liquidity risk
Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 15 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the staggered maturity dates over an extended period of time.

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.

AS AT DECEMBER 31, 2022 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$1,086	$—	$—	$1,086
Financial instrument liabilities(1)(2)	559	1,018	652	2,229
Due to related parties	586	1	—	587
Other long-term liabilities – concession payments	2	6	12	20
Lease liabilities(1)	30	116	413	559
Corporate borrowings(1)	249	664	1,643	2,556
Non-recourse borrowings(1)	2,027	7,904	12,390	22,321
Interest payable on borrowings(3)	1,368	4,141	4,663	10,172
Total	$5,907	$13,850	$19,773	$39,530

AS AT DECEMBER 31, 2021 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$779	$—	$—	$779
Financial instrument liabilities(1)(2)	400	358	207	965
Due to related parties	164	34	—	198
Other long-term liabilities – concession payments	1	6	13	20
Lease liabilities(1)	30	129	305	464
Corporate borrowings(1)	—	317	1,839	2,156
Non-recourse borrowings(1)	1,818	6,926	10,608	19,352
Interest payable on borrowings(3)	912	2,989	3,987	7,888
Total	$4,104	$10,759	$16,959	$31,822
(1)Includes both the current and long-term amounts.
(2)Includes tax equity liabilities that will be partially settled by the delivery of non-cash tax attributes.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2022	2021
Assets measured at fair value:
Cash and cash equivalents	$998	$—	$—	$998	$900
Restricted cash(1)	191	—	—	191	176
Financial instrument assets(1)
Energy derivative contracts	—	37	2	39	55
Interest rate swaps	—	335	—	335	40
Foreign exchange swaps	—	16	—	16	32
Investments in debt and equity securities	155	39	1,041	1,235	195
Property, plant and equipment	—	—	54,283	54,283	49,432
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(236)	(670)	(906)	(226)
Interest rate swaps	—	(82)	—	(82)	(228)
Foreign exchange swaps	—	(110)	—	(110)	(56)
Tax equity	—	—	(1,131)	(1,131)	(455)
Contingent consideration(2)	—	—	(68)	(68)	(3)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,362)	—	—	(2,362)	(2,334)
Non-recourse borrowings(1)	(2,115)	(19,002)	—	(21,117)	(20,435)
Total	$(3,133)	$(19,003)	$53,457	$31,321	$27,093
(1)Includes both the current amount and long-term amount.
(2)Amount relates to business combination completed in 2022 with obligations lapsing from 2023 to 2027.
There were no transfers between levels during the year ended December 31, 2022.

Financial instruments disclosures
The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	Financial Instruments Assets				Financial Instruments Liabilities
		Instruments not designated as hedges				Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Net Assets (Liabilities)
IFRS 9 PPAs	10	$12	$—	$22	$(35)	$(7)	$—	$(42)	$(20)
Energy derivative contracts	3	$30	$—	$33	$(61)	$(123)	$—	$(184)	$(151)
Interest rate swaps	22	18	—	40	(117)	(111)	—	(228)	(188)
Foreign exchange swaps	30	2	—	32	(48)	(8)	—	(56)	(24)
Investments in debt and equity securities	—	—	195	195	—	—	—	—	195
Tax equity	—	—	—	—	—	(455)	—	(455)	(455)
Balance, as at December 31, 2021	$65	$62	$195	$322	$(261)	$(704)	$—	$(923)	$(643)
Less: current portion				(60)				400	340
Long-term portion				$262				$(523)	$(303)

IFRS 9 PPAs	$—	$—	$—	$—	$(94)	$(574)	$—	$(668)	$(668)
Energy derivative contracts	12	27	—	39	(37)	(201)	—	(238)	(199)
Interest rate swaps	284	51	—	335	(15)	(67)	—	(82)	253
Foreign exchange swaps	14	2	—	16	(90)	(20)	—	(110)	(94)
Investments in debt and equity securities	—	1,010	225	1,235	—	—	—	—	1,235
Tax equity	—	—	—	—	—	(1,131)	—	(1,131)	(1,131)
Balance, as at December 31, 2022	$310	$1,090	$225	$1,625	$(236)	$(1,993)	$—	$(2,229)	$(604)
Less: current portion				(125)				559	434
Long-term portion				$1,500				$(1,670)	$(170)

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec. 31, 2021 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec. 31, 2022 asset (liability)
IFRS 9 PPAs(3)	$(20)	$(75)	$(13)	$(218)	$22	$(364)	$—	$(668)
Energy derivative contracts	(151)	(117)	2	(132)	142	57	—	(199)
Interest rate swaps	(188)	331	5	85	5	18	(3)	253
Foreign exchange swaps	(24)	(56)	—	89	—	(103)	—	(94)
Investments in debt and equity securities	195	(11)	—	13	—	1,046	(8)	1,235
Tax equity	(455)	—	—	115	—	(791)	—	(1,131)
	$(643)	$72	$(6)	$(48)	$169	$(137)	$(11)	$(604)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(MILLIONS)	Balance as at Dec. 31, 2020 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec. 31, 2021 asset (liability)
IFRS 9 PPAs(3)	$68	$(151)	$(5)	$(120)	$90	$98	$—	$(20)
Energy derivative contracts	34	(242)	—	3	42	12	—	(151)
Interest rate swaps	(422)	9	(17)	89	90	49	14	(188)
Foreign exchange swaps	(90)	50	—	132	—	(116)	—	(24)
Investments in debt and equity securities	330	3	—	19	—	(153)	(4)	195
Tax equity	(402)	—	—	(21)	—	(32)	—	(455)
	$(482)	$(331)	$(22)	$102	$222	$(142)	$10	$(643)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(a)Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost. Refer to Note 1(l) – Basis of preparation and significant accounting policies – Financial instruments.
(c)Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
For the year ended December 31, 2022, gains of $146 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2021: $25 million and 2020: 55 million ).
Based on market prices as of December 31, 2022, unrealized losses of $37 million (2021: $72 million loss and 2020: 19 million gain) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	(116)	(83)
Notional amount – GWh	13,674	10,022
Weighted average hedged rate for the year ($/MWh)	58	35
Maturity dates	2023-2038	2022 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(90)	(124)
Change in value of hedged item used to determine hedge effectiveness	64	117
There is $18 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2022 (2021: $7 million loss and 2020: $2 million loss).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed-rate debt (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
As at December 31, 2022, agreements with a total notional exposure of $3,621 million were outstanding (2021: $3,437 million) including $701 million (2021: $789 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.9% (2021: 1.5%).
For the year ended December 31, 2022, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $2 million losses (2021: $18 million losses and 2020: $12 million losses).
Based on market prices as of December 31, 2022, unrealized losses of $50 million (2021: $41 million and 2020: $34 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	269	(95)
Notional amount – $	803	558
Notional amount – C$(1)	349	377
Notional amount – €(1)	1,315	1,572
Notional amount – £(1)	296	—
Notional amount – COP(1)	157	141
Maturity dates	2023-2061	2022 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	333	80
Change in value of hedged item used to determine hedge effectiveness	(328)	(97)
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2022 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2022 was $5 million losses (2021: $17 million and 2020: 2 million).
(e)Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument.

Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.
Certain Brookfield subsidiaries that Brookfield Renewable controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of Brookfield Renewable’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.
As at December 31, 2022, agreements with a total notional exposure of $3,669 million were outstanding (2021: $2,701 million) including $1,804 million (2021: $561 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2021: nil and 2020: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	(76)	(18)
Notional amount for hedges of the Colombian Peso(1)	302	676
Notional amount for hedges of the euro(1)	601	571
Notional amount for hedges of the British pounds sterling(1)	76	125
Notional amount for hedges of the Chinese yuan(1)	575	427
Notional amount for hedges of the Indian rupee(1)	128	260
Notional amount for hedges of the Brazilian real(1)	79	75
Notional amount for hedges of other currencies(1)	104	6
Maturity date	2023 - 2024	2022 - 2023
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	5,038	3,925
€/$ foreign exchange forward contracts	0.99	0.87
£/$ foreign exchange forward contracts	0.83	0.76
CNY/$ foreign exchange forward contracts	7.05	7.18
INR/$ foreign exchange forward contracts	83	78
BRL/$ foreign exchange forward contracts	5.69	5.73
(1)Notional amounts expressed in millions of U.S. dollars

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2020	$(39)	$3	$(720)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(38)	—	—
Interest rate swaps	27	—	—
Foreign exchange swaps	—	—	2
Amount reclassified to profit or loss	(3)	—	—
Foreign currency revaluation of designated borrowings	—	—	(17)
Foreign currency revaluation of net foreign operations	—	—	(104)
Valuation of investments in equity securities designated FVOCI	—	1	—
Tax effect	3	—	3
Other	2	—	(6)
Balance, as at December 31, 2021	$(48)	$4	$(842)
Effective portion of changes in fair value arising from:
Energy derivative contracts	7	—	—
Interest rate swaps	52	—	—
Foreign exchange swaps	—	—	10
Amount reclassified to profit or loss	37	—	—
Foreign currency revaluation of designated borrowings	—	—	68
Foreign currency revaluation of net foreign operations	—	—	(74)
Valuation of investments in equity securities designated FVOCI	—	(3)	—
Tax effect	(29)	—	(5)
Other	(2)	—	(2)
Balance, as at December 31, 2022	$17	$1	$(845)

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, and cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$964	$197	$273	$332	$134	$31	$41	$374	$290	$—	$2,636	$(188)	$2,263	$4,711
Other income	15	22	10	31	23	—	2	90	26	73	292	(19)	(137)	136
Direct operating costs	(376)	(52)	(82)	(124)	(24)	(7)	(9)	(102)	(119)	(31)	(926)	86	(594)	(1,434)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	121	7	128
	603	167	201	239	133	24	34	362	197	42	2,002	—	1,539
Management service costs	—	—	—	—	—	—	—	—	—	(243)	(243)	—	—	(243)
Interest expense	(185)	(20)	(57)	(65)	(16)	(4)	(11)	(102)	(42)	(94)	(596)	19	(647)	(1,224)
Current income taxes	(6)	(9)	(27)	(2)	(3)	(1)	(2)	(7)	(1)	(1)	(59)	10	(99)	(148)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(29)	(8)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(785)	(785)
Funds From Operations	412	138	117	172	114	19	21	253	154	(395)	1,005	—	—
Depreciation											(934)	25	(674)	(1,583)
Foreign exchange and financial instrument loss											(190)	3	59	(128)
Deferred income tax recovery											156	(4)	(2)	150
Other											(332)	(29)	166	(195)
Share of earnings from equity-accounted investments											—	5	—	5
Net income attributable to non-controlling interests											—	—	451	451
Net income (loss) attributable to Unitholders(2)											$(295)	$—	$—	$(295)
(1)Share of earnings from equity-accounted investments of $96 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $334 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$876	$169	$224	$370	$125	$29	$32	$348	$242	$—	$2,415	$(163)	$1,844	4,096
Other income	42	36	14	27	98	1	—	39	3	41	301	(11)	14	304
Direct operating costs	(349)	(50)	(79)	(120)	(36)	(7)	(8)	(89)	(72)	(30)	(840)	75	(600)	(1,365)
Share of revenue, other income and opex from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	99	43	142
	569	155	159	277	187	23	24	298	173	11	1,876	—	1,301
Management service costs	—	—	—	—	—	—	—	—	—	(288)	(288)	—	—	(288)
Interest expense	(158)	(20)	(28)	(74)	(19)	(5)	(8)	(111)	(38)	(78)	(539)	29	(471)	(981)
Current income taxes	(2)	(4)	(3)	(3)	(4)	(1)	(1)	(2)	(2)	—	(22)	3	(24)	(43)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(32)	(33)	(65)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(773)	(773)
Funds From Operations	409	131	128	200	164	17	15	185	133	(448)	934	—	—
Depreciation											(922)	38	(617)	(1,501)
Foreign exchange and financial instrument loss											(129)	(2)	99	(32)
Deferred income tax expense											133	5	(109)	29
Other											(384)	14	63	(307)
Share of earnings from equity-accounted investments											—	(55)	—	(55)
Net income attributable to non-controlling interests											—	—	564	564
Net income (loss) attributable to Unitholders(2)											$(368)	$—	$—	$(368)
(1)Share of earnings from equity-accounted investments of $22 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $209 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$824	$175	$211	$263	$105	$27	$28	$245	$169	$—	$2,047	$(72)	$1,835	3,810
Other income	58	54	12	11	26	3	3	50	3	64	284	(29)	(127)	128
Direct operating costs	(301)	(52)	(92)	(78)	(35)	(6)	(6)	(63)	(61)	(23)	(717)	34	(591)	(1,274)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	67	31	98
	581	177	131	196	96	24	25	232	111	41	1,614	—	1,148
Management service costs	—	—	—	—	—	—	—	—	—	(217)	(217)	—	(18)	(235)
Interest expense	(143)	(18)	(30)	(73)	(15)	(6)	(6)	(90)	(25)	(79)	(485)	20	(511)	(976)
Current income taxes	1	(7)	(11)	—	(2)	(1)	(1)	(3)	(2)	—	(26)	4	(44)	(66)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Preferred equity	—	—	—	—	—	—	—	—	—	(25)	(25)	—	—	(25)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(24)	(13)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(562)	(562)
Funds From Operations	439	152	90	123	79	17	18	139	84	(334)	807	—	—
Depreciation											(756)	21	(632)	(1,367)
Foreign exchange and financial instrument loss											(35)	8	154	127
Deferred income tax expense											175	(6)	44	213
Other											(495)	11	52	(432)
Share of earnings from equity-accounted investments											—	(34)	—	(34)
Net income attributable to non-controlling interests											—	—	382	382
Net income (loss) attributable to Unitholders(2)											$(304)	$—	$—	$(304)
(1)Share of earnings from equity-accounted investments of $27 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $180 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2022
Cash and cash equivalents	$55	$15	$14	$48	$56	$22	$24	$139	$72	$—	$445	$(43)	$596	$998
Property, plant and equipment, at fair value	15,331	1,743	1,826	3,563	650	346	294	3,046	2,337	—	29,136	(1,165)	26,312	54,283
Total assets	16,971	1,880	2,036	3,969	816	381	399	3,520	2,794	581	33,347	(587)	31,351	64,111
Total borrowings	4,206	258	526	1,356	358	83	238	2,382	928	2,556	12,891	(373)	12,332	24,850
Other liabilities	5,250	99	634	1,344	244	15	71	492	507	271	8,927	(204)	4,252	12,975
For the year ended December 31, 2022
Additions to property, plant and equipment	153	33	—	78	13	15	35	157	145	—	629	(62)	1,868	2,435
As at December 31, 2021
Cash and cash equivalents	$42	$30	$17	$30	$46	$8	$9	$133	$44	$245	$604	$(28)	$324	$900
Property, plant and equipment, at fair value	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,456	1,833	2,277	3,665	842	292	342	3,746	2,366	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the year ended December 31, 2021
Additions to property, plant and equipment	113	85	130	88	22	10	1	197	31	6	683	(12)	1,576	2,247

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2022	2021	2020
Hydroelectric
North America	$1,211	$1,044	$1,030
Brazil	181	177	201
Colombia	1,135	929	874
	2,527	2,150	2,105
Wind
North America	676	684	494
Europe	201	189	237
Brazil	90	81	79
Asia	179	120	105
	1,146	1,074	915
Utility-scale solar	700	563	539
Distributed energy & sustainable solutions	338	309	251
Total	$4,711	$4,096	$3,810
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2022	December 31, 2021
United States	$29,056	$26,713
Colombia	8,264	8,497
Canada	7,560	5,534
Brazil	4,754	3,860
Europe	3,963	4,440
Asia	1,932	1,495
Other	146	—
	$55,675	$50,539

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2022	2021	2020
Interest and other investment income	$68	$59	$47
Gain on regulatory and contract settlement	43	35	61
Gain on disposition of development assets	—	202	10
Other	25	8	10
	$136	$304	$128

9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Fuel and power purchases(1)(2)		$(400)	$(390)	$(348)
Salaries and benefits		(325)	(293)	(270)
Operations and maintenance		(309)	(285)	(256)
Water royalties, property taxes and other regulatory fees		(205)	(201)	(208)
Insurance	30	(71)	(68)	(60)
Professional fees		(59)	(56)	(63)
Other related party services	30	(1)	(8)	(4)
Other expenses		(64)	(64)	(65)
		$(1,434)	$(1,365)	$(1,274)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million in 2021 relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,583 million (2021: $1,501 million and 2020: $1,367 million).
10. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Change in fair value of property, plant and equipment		(61)	(63)	(101)
Transaction costs		(2)	(8)	(13)
Amortization of service concession assets		(15)	(14)	(9)
Legal provisions	29	(6)	(58)	(231)
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal of assets	4	—	(41)	—
Loss on debt extinguishment		—	—	(12)
Other		(111)	(123)	(66)
		$(195)	$(307)	$(432)

11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Foreign currency translation on
Property, plant and equipment, at fair value	13	$(2,011)	$(1,510)	$(604)
Goodwill	19	(131)	(121)	(20)
Borrowings	15	975	436	(219)
Deferred income tax liabilities and assets	12	526	318	35
Other assets and liabilities		(6)	18	(32)
		$(647)	$(859)	$(840)

12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2022	2021	2020
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(148)	$(43)	$(66)
Deferred taxes
Income taxes – origination and reversal of temporary differences	125	160	185
Relating to change in tax rates / imposition of new tax laws	10	(147)	(7)
Relating to unrecognized temporary differences and tax losses	15	16	35
	150	29	213
Total income tax recovery (expense)	$2	$(14)	$147
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2022	2021	2020
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(75)	$3	$13
Other	(17)	(13)	(3)
Revaluation surplus
Origination and reversal of temporary differences	(881)	(1,003)	(934)
Relating to changes in tax rates / imposition of new tax laws	34	(159)	—
	$(939)	$(1,172)	$(924)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2022	2021	2020
Statutory income tax recovery (expense)(1)	$(38)	$14	$53
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	(10)	(5)	34
Differences between statutory rate and future tax rate and tax rate changes	10	(147)	(7)
Subsidiaries’ income taxed at different rates	49	129	68
Other	(9)	(5)	(1)
Effective income tax recovery (expense)	$2	$(14)	$147
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was (1.5)% for the year ended December 31, 2022 (2021: (26.9)% and 2020: 76.6%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized and non-controlling interests’ income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2022	2021	2020
Less than four years	$9	$5	$5
Thereafter	144	138	149
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2020	$885	$(5,574)	$(4,689)
Recognized in net income (loss)	273	(60)	213
Recognized in equity	(52)	(865)	(917)
Business combination	30	18	48
Foreign exchange	4	31	35
As at December 31, 2020	1,140	(6,450)	(5,310)
Recognized in net income (loss)	23	6	29
Recognized in equity	8	(1,068)	(1,060)
Business combination	(28)	33	5
Foreign exchange	6	312	318
As at December 31, 2021	1,149	(7,167)	(6,018)
Recognized in net income (loss)	132	18	150
Recognized in equity	—	(947)	(947)
Business combination	—	(42)	(42)
Foreign exchange	(8)	534	526
As at December 31, 2022	$1,273	$(7,604)	$(6,331)

The deferred income tax liabilities include $6,914 million (2021: $6,082 million and 2020: $5,145 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $6,028 million (2021: $5,856 million and 2020: $5,405 million).

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2020		$28,206	$8,797	$6,840	$149	$43,992
Additions, net		576	490	78	9	1,153
Transfer from construction work-in-progress		118	187	258	1	564
Acquisitions through business combinations	3	—	1,643	679	—	2,322
Disposals(2)		—	(1,208)	—	—	(1,208)
Items recognized through OCI:
Change in fair value		4,306	(51)	101	73	4,429
Foreign exchange	11	(1,133)	(124)	(221)	(9)	(1,487)
Items recognized through net income:
Change in fair value		(13)	(19)	(3)	(24)	(59)
Depreciation		(547)	(600)	(343)	(11)	(1,501)
As at December 31, 2021		31,513	9,115	7,389	188	48,205
Additions, net(3)		5	(194)	(65)	(7)	(261)
Transfer from construction work-in-progress		183	911	1,071	7	2,172
Acquisitions through business combinations	3	—	1,418	495	—	1,913
Disposals(2)	4	(97)	—	—	—	(97)
Transfer to assets held for sale	5	(677)	—	—	—	(677)
Items recognized through OCI:
Change in fair value		2,490	779	(31)	77	3,315
Foreign exchange	11	(1,634)	(178)	(191)	7	(1,996)
Items recognized through net income:
Change in fair value		(2)	8	(44)	(2)	(40)
Depreciation		(613)	(557)	(385)	(28)	(1,583)
As at December 31, 2022		$31,168	$11,302	$8,239	$242	$50,951
Construction work-in-progress
As at December 31, 2020		$212	$213	$172	$1	$598
Additions, net		194	357	575	6	1,132
Transfer to property, plant and equipment		(118)	(187)	(258)	(1)	(564)
Acquisitions through business combinations		—	—	44	—	44
Disposals(3)		—	(104)	—	—	(104)
Items recognized through OCI:
Change in fair value		—	17	127	—	144
Foreign exchange	11	(10)	(1)	(11)	(1)	(23)
As at December 31, 2021		278	295	649	5	1,227
Additions, net		209	1,155	1,325	7	2,696
Transfer to property, plant and equipment		(183)	(911)	(1,071)	(7)	(2,172)
Acquisitions through business combinations	3	—	347	827	—	1,174
Transfer to assets held for sale	5	(8)	—	—	—	(8)
Items recognized through OCI:
Change in fair value		—	269	161	—	430
Foreign exchange	11	3	(23)	6	(1)	(15)
As at December 31, 2022		$299	$1,132	$1,897	$4	$3,332
Total property, plant and equipment, at fair value
As at December 31, 2021(4)		$31,791	$9,410	$8,038	$193	$49,432
As at December 31, 2022(4)		$31,467	$12,434	$10,136	$246	$54,283
(1)Includes biomass and cogeneration.
(2)Relates to disposal of significant assets. See Note 4 Disposal of assets for additional details.
(3)Includes fair value changes to decommissioning assets of $255 million
(4)Includes right-of-use assets not subject to revaluation of $64 million (2021: $69 million) in hydroelectric, $242 million (2021: $174 million) in wind, $215 million (2021: $186 million) in solar and nil (2021: $2 million) in other.

During the year, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:
•A 248 MW development wind portfolio in Brazil, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•An operating wind asset in China for a total capacity of 10 MW, with $17 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•An development wind asset in China for a total capacity of 169 MW, with $241 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•An operating utility-scale solar asset in Colombia for a total capacity of 40 MW, with $37 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 24% economic interest.
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(g) – and 1(r)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2022	2021	2022	2021	2022	2021	2022	2021
Discount rate(1)
Contracted	4.9% - 5.4%	4.1% - 4.3%	8.5%	7.9%	8.2%	7.2%	4.4%	3.9%
Uncontracted	6.2% - 6.7%	5.4% - 5.6%	9.7%	9.2%	9.5%	8.5%	4.4%	3.9%
Terminal capitalization rate(2)	4.3% - 4.9%	4.8% - 5.1%	7.7%	8.0%	N/A	N/A	N/A	N/A
Terminal year(3)	2044	2042	2042	2041	2051	2048	2036	2036
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)For hydroelectric assets, terminal year refers to the valuation date of the terminal value.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2022
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,530)	$(310)	$(110)	$(50)	$(2,000)
25 bps decrease in discount rates	1,650	260	110	50	2,070
5% increase in future energy prices	1,280	440	120	—	1,840
5% decrease in future energy prices	(1,270)	(440)	(120)	—	(1,830)
25 bps increase in terminal capitalization rate	(490)	(70)	—	—	(560)
25 bps decrease in terminal capitalization rate	540	80	—	—	620

	2021
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,510)	$(240)	$(100)	$(60)	$(1,910)
25 bps decrease in discount rates	1,690	330	100	60	2,180
5% increase in future energy prices	1,100	410	80	—	1,590
5% decrease in future energy prices	(1,100)	(410)	(80)	—	(1,590)
25 bps increase in terminal capitalization rate	(390)	(70)	—	—	(460)
25 bps decrease in terminal capitalization rate	430	70	—	—	500
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2022, including a one-time 30-year renewal for applicable hydroelectric assets, is 35 years (2021: 31 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2022:

	North America	Colombia	Brazil	Europe
1 - 5 years	75%	52%	84%	100%
6 - 10 years	60%	12%	66%	81%
Thereafter	30%	2%	43%	65%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$85	COP	293,000	R$	336	€72
11 - 20 years	76		352,000	387		66
(1)Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$98	COP	376,000	R$	290	€62
11 - 20 years	126		554,000	387		74
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2026 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $140 million (2021: $173 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2022	2021
Hydroelectric	$9,812	$11,135
Wind	10,146	7,719
Solar	8,576	6,467
Other(1)	158	155
	$28,692	$25,476
(1)Includes biomass and cogeneration.
14. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2020	$232
Amortization(1)	(14)
Balance, as at December 31, 2021	218
Foreign exchange	6
Amortization(1)	(15)
Balance, as at December 31, 2022	$209
(1)Included in Other within the consolidated statements of income (loss).
Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in South America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE - Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.
Brookfield Renewable's service concession assets operate as authorizations that expire between 2035 and 2045. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, Brookfield Renewable recognized $36 million of revenue for the year ended December 31, 2022 (2021: $33 million and 2020: $35 million)

15. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2022				December 31, 2021
(MILLIONS EXCEPT AS NOTED)	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	5	$—	$—
Commercial paper	5.1	<1	249	249	N/A	N/A	—	—
Medium-Term Notes:
Series 4 (C$150)	5.8	14	111	114	5.8	15	118	154
Series 9 (C$400)	3.8	2	295	286	3.8	3	317	334
Series 10 (C$500)	3.6	4	369	350	3.6	5	396	421
Series 11 (C$475)	4.3	6	351	338	4.3	7	376	419
Series 12 (C$475)	3.4	7	351	316	3.4	8	376	399
Series 13 (C$300)	4.3	27	221	184	4.3	28	237	275
Series 14 (C$425)	3.3	28	314	218	3.3	29	336	332
Series 15 (C$400)(1)	5.9	10	295	307	—	—	—	—
	4.1	11	2,307	2,113	3.9	13	2,156	2,334
Total corporate borrowings			2,556	$2,362			2,156	$2,334
Add: Unamortized premiums(2)			2				3
Less: Unamortized financing fees(2)			(10)				(10)
Less: Current portion			(249)				—
			$2,299				$2,149
(1) Includes $7 million (2021: nil) outstanding to an associate of Brookfield. Refer to Note 30 - Related party transactions for more details.
(2) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2022	2021
Corporate borrowings
Unamortized financing fees, beginning of year	$(10)	$(11)
Additional financing fees	(1)	—
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(10)	$(10)
Credit facilities
Brookfield Renewable had $249 million commercial paper outstanding as at December 31, 2022 (2021: nil).
In the first quarter of 2022, Brookfield Renewable increased the capacity of its commercial paper program from $500 million to $1 billion.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 29 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2022	2021
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	—	(24)
Authorized letter of credit facility	500	400
Issued letters of credit	(344)	(289)
Available portion of corporate credit facilities	$2,531	$2,462
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
Medium-term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 32 – Subsidiary Public Issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the fourth quarter of 2022, Brookfield Renewable issued C$400 million of Series 15 medium-term notes. The medium-term notes have a fixed interest rate of 5.88% and a maturity date of November 2032. The Series 15 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective January 1, 2022, SONIA replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that SOFR will replace US$ LIBOR prior to June 30, 2023 and the Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at December 31, 2022, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. These are not expected to have a material impact.

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	7.2	10	$8,813	$8,104	4.9	11	$8,541	$9,008
Wind	5.4	8	5,943	5,824	4.4	8	4,767	5,059
Utility-scale solar	5.6	13	4,625	4,502	4.1	13	4,303	4,561
Distributed energy & sustainable solutions	4.6	7	2,940	2,687	3.2	8	1,741	1,807
Total	6.1	10	22,321	$21,117	4.5	10	19,352	$20,435
Add: Unamortized premiums and discounts(3)			105				160
Less: Unamortized financing fees(3)			(124)				(132)
Less: Current portion			(2,027)				(1,818)
			$20,275				$17,562
(1)Includes $1,838 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $93 million (2021: $51 million) outstanding to an associate of Brookfield. Refer to Note 30 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding non-permanent financings, total weighted-average term is 11 years.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows :

(MILLIONS)	2023	2024	2025	2026	2027	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$1,116	$697	$628	$880	$554	$4,938	$8,813
Wind	402	1,486	326	573	324	2,832	5,943
Utility-scale solar	314	420	296	343	222	3,030	4,625
Distributed energy & sustainable solutions	195	900	116	71	68	1,590	2,940
	$2,027	$3,503	$1,366	$1,867	$1,168	$12,390	$22,321
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2022	2021
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(132)	$(122)
Additional financing fees	(49)	(40)
Amortization of financing fees	36	21
Foreign exchange translation and other	21	9
Unamortized financing fees, end of year	$(124)	$(132)

The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2022	2021
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$160	$63
Additional premiums and discounts	(13)	103
Amortization of premiums and discounts	(15)	(13)
Foreign exchange translation and other	(27)	7
Unamortized premiums and discounts, end of year	$105	$160
Brookfield Renewable’s financing and refinancing completed for the year ended December 31, 2022 are as follows:

Period Closed	Region	Technology	Average Interest rate[1]		Maturity	Carrying Value
Q1 2022	Colombia	Hydroelectric	8.66%	Financing	2032	COP 200 billion ($53 million)
Q1 2022	Colombia	Hydroelectric	IPC	Financing	2029-2037	COP 356 billion ($95 million)
Q1 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 200 billion ($53 million)
Q1 2022	Brazil	Utility-scale solar	IPCA	Financing	2045	BRL 150 million ($29 million)
Q1 2022	China	Wind	4.90%	Financing	2037	CNY 835 million ($132 million)
Q1 2022	U.S.	Hydroelectric	3.62%	Refinancing	2032	$170 million
Q1 2022	U.S.	Hydroelectric	SOFR	Refinancing	2026	$35 million
Q2 2022	Brazil	Utility-scale solar	IPCA	Financing	2045	BRL 300 million ($63 million)
Q2 2022	Brazil	Wind	CDI	Financing	2024	BRL 500 million ($96 million)
Q2 2022	Europe	Utility-scale solar	3.36%	Refinancing	2039	€66 million ($70 million)
Q2 2022	U.S.	Utility-scale solar	SOFR	Financing	2025	$250 million
Q2 2022	U.S.	Various	SOFR	Refinancing	2029	$500 million
Q2 2022	U.S.	Distributed generation	5.23%	Financing	2029	$402 million
Q2 2022	China	Wind	4.60%	Financing	2039	CNY 290 million ($43 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 400 billion ($97 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 100 billion ($24 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 50 billion (12 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2034	COP 100 billion ($24 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2027	COP 219 billion ($53 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2029	COP 594 billion ($144 million)
Q2 2022	Colombia	Hydroelectric	IBR	Refinancing	2030	COP 237 billion ($57 million)
Q3 2022	China	Wind	4.40%	Financing	2039	CNY 181 million ($25 million)
Q3 2022	China	Wind	4.40%	Financing	2039	CNY 262 million ($37 million)
Q3 2022	China	Utility-scale solar	4.40%	Financing	2040	CNY 107 million ($15 million)
Q3 2022	China	Wind	4.40%	Financing	2038	CNY 87 million ($12 million)
Q3 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 315 billion ($71 million)
Q3 2022	U.S.	Distributed generation	6.50%	Financing	2032	$14 million

Period Closed	Region	Technology	Average Interest rate[1]		Maturity	Carrying Value
Q3 2022	U.S.	Hydroelectric	SOFR	Refinancing	2024	$12 million
Q4 2022	China	Wind	4.40%	Financing	2039	CNY 241 million ($34 million)
Q4 2022	China	Wind	4.60%	Financing	2039	CNY 227 million ($32 million)
Q4 2022	China	Wind	4.40%	Financing	2040	CNY 214 million (31 million)
Q4 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 252 billion ($53 million)
Q4 2022	Chile	Various	SOFR	Financing	2034	$200 million
Q4 2022	U.S.	Distributed generation	SOFR	Financing	2023	$75 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2023	$100 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2037	$200 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2037	$175 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2029	$60 million
Q4 2022	India	Various	8.65%	Refinancing	2026-2035	INR 5 billion ($62 million)
Q4 2022	India	Various	8.95%	Financing	2038	INR 11 billion ($139 million)
Q4 2022	Canada	Hydroelectric	5.13%	Financing	2029	C$786 million ($580 million)
Q4 2022	Canada	Hydroelectric	CDOR	Financing	2023	C$300 million ($221 million)
Q4 2022	Brazil	Utility-scale solar	IPCA	Financing	2046	BRL 450 million ($87 million)
(1)Benchmarked financings bear a variable interest at the applicable rate plus a margin.
In the first quarter of 2022, Brookfield Renewable increased its revolving credit facility associated with the     distributed generation portfolio in the United States by $50 million to a total of $150 million and agreed to amend its maturity to March 2025.
In the second quarter of 2022, Brookfield Renewable increased its revolving credit facility capacity associated with the United States business by $250 million to a total of $750 million.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of its COP $3 trillion facility associated with the Colombia hydroelectric assets to 2047.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of $750 million facility associated with the Brookfield Global Transition Fund subscription facility to December 2023 and April 2024.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of $250 million revolving credit facility associated with a wind portfolio in the United States to 2023.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of its BRL 350 million facility associated with a portfolio of Brazilian solar assets to 2047.

Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities held for sale	Other(2)(3)	December 31
2022
Corporate borrowings	$2,149	545	—	—	—	(146)	$2,548
Non-recourse borrowings	$19,380	3,254	443	—	(171)	(604)	$22,302
2021
Corporate borrowings	$2,135	(3)	—	—	—	17	$2,149
Non-recourse borrowings	$15,947	3,177	869	(646)	—	33	$19,380
(1)Excludes $233 million (2021: $51 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $129 million (2021: $358 million) of non-recourse borrowings acquired through asset acquisitions.
16. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2022	2021
Participating non-controlling interests – in operating subsidiaries	$14,755	$12,303
General partnership interest in a holding subsidiary held by Brookfield	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892	2,894
BEPC exchangeable shares	2,561	2,562
Preferred equity	571	613
Perpetual subordinated notes	592	592
	$21,430	$19,023

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Infrastructure Income Fund	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional partners	Isagen public non-controlling interests	TerraForm Power public non-controlling interests	Other	Total
As at December 31, 2019	$922	$1,851	$3,619	$163	$—	$—	$618	$89	$2,375	$13	$1,208	$228	$11,086
Net income(loss)	(13)	(21)	(52)	15	—	—	35	16	130	—	(31)	101	180
Other comprehensive income (loss)	100	196	413	—	—	—	11	27	325	2	2	36	1,112
Capital contributions	—	9	23	246	—	—	—	—	—	—	—	242	520
Return of capital	—	(3)	(109)	—	—	—	(35)	—	—	—	—	—	(147)
Disposals	—	—	—	—	—	—	—	—	—	—	—	(15)	(15)
Distributions(1)	(8)	(38)	(204)	(13)	—	—	(1)	(34)	(180)	—	(35)	(38)	(551)
Special distribution/ TerraForm Power acquisition	—	—	—	—	—	—	—	—	—	—	(1,101)	—	(1,101)
Other	1	—	(67)	(1)	—	—	(1)	(1)	1	(1)	(43)	128	16
As at December 31, 2020	1,002	1,994	3,623	410	—	—	627	97	2,651	14	—	682	11,100
Net income (loss)	5	43	(16)	38	—	—	4	16	113	1	—	5	209
Other comprehensive income (loss)	(122)	445	196	150	—	—	163	28	(107)	—	—	86	839
Capital contributions	—	6	10	924	—	—	—	—	—	—	—	181	1,121
Disposals	(181)	(214)	—	—	—	—	—	—	—	—	—	—	(395)
Distributions(1)	(18)	(32)	(350)	(114)	—	—	(25)	(8)	(215)	(1)	—	(47)	(810)
Other	(1)	11	155	2	—	—	205	(1)	—	(1)	—	(131)	239
As at December 31, 2021	685	2,253	3,618	1,410	—	—	974	132	2,442	13	—	776	12,303
Net income (loss)	19	(31)	144	16	(1)	(50)	20	11	179	1	—	26	334
Other comprehensive income (loss)	(103)	449	212	425	35	9	187	(19)	67	1	—	(15)	1,248
Capital contributions	—	4	—	301	200	1,484	—	—	—	—	—	142	2,131
Disposals	(54)	—	(21)	—	—	—	—	—	—	—	—	—	(75)
Distributions(1)	(71)	(59)	(460)	(3)	(7)	(14)	(37)	(9)	(524)	(1)	—	(90)	(1,275)
Other	1	1	(3)	(15)	254	32	4	—	(5)	—	—	(180)	89
As at December 31, 2022	$477	$2,617	$3,490	$2,134	$481	$1,461	$1,148	$115	$2,159	$14	$—	$659	$14,755
Interests held by third parties	75%-78%	43%-60%	23%-71%	75%	1.5%-24%	77% - 80%	50%	25%	53%	0.3%	—%	0.3% - 71%
(1)Distributions paid during the year ended December 31, 2022, totaled $1,275 million (2021: $810 million and 2020: $551 million)

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Brookfield Global Infrastructure Income Fund	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power(3)	Other	Total
Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	24%	77% - 80%	50%	25%	77%	42%	0.3%-71%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, Europe, India, China	United States , Brazil, India, China	Canada	North America, Europe, India, China, Australia	Canada	United States	Colombia	North America, South America, Europe	United States, Brazil, Canada, Colombia, China, Chile
Year ended December 31, 2020:
Revenue	$137	$346	$189	$85	$—	$—	$123	$141	$874	$1,161	$20	$3,076
Net income	(15)	(34)	(2)	20	—	—	73	65	247	(360)	173	167
Total comprehensive income (loss)	109	345	160	19	—	—	108	173	866	238	176	2,194
Net income allocated to non-controlling interests	(13)	(21)	(4)	15	—	—	38	16	187	(158)	120	180
Year ended December 31, 2021:
Revenue	$137	$302	$195	$316	—	$—	$81	$136	$929	$1,239	$19	$3,354
Net income (loss)	7	64	1	50	—	—	10	62	214	(245)	66	229
Total comprehensive income (loss)	(161)	895	348	252	—	—	329	173	11	(243)	187	1,791
Net income (loss) allocated to non-controlling interests	5	43	2	38	—	—	4	16	162	(109)	48	209
As at December 31, 2021:
Property, plant and equipment, at fair value	$1,053	$5,578	$2,861	$4,440	$—	$—	$2,417	$1,129	$8,497	$10,867	$321	$37,163
Total assets	1,087	5,673	3,510	5,460	—	—	2,741	1,140	9,498	11,939	374	41,422
Total borrowings	179	1,331	1,048	2,768	—	—	516	507	2,224	6,902	93	15,568
Total liabilities	205	1,552	1,180	3,356	—	—	576	511	4,896	8,916	151	21,343
Carrying value of non-controlling interests	685	2,253	1,658	1,410	—	—	1,029	132	3,493	1,344	299	12,303
Year ended December 31, 2022:
Revenue	$120	$324	$213	$451	$94	$54	$116	$131	$1,135	$1,324	$76	$4,038
Net income (loss)	25	(66)	44	14	4	(66)	40	44	340	94	41	514
Total comprehensive income (loss)	(106)	732	183	586	96	(51)	403	(32)	467	301	36	2,615
Net income allocated to non-controlling interests	19	(31)	31	16	(1)	(50)	20	11	257	31	31	334
As at December 31, 2022:
Property, plant and equipment, at fair value	$131	$6,223	$2,873	$6,060	$874	$1,565	$2,686	$1,031	$8,264	$10,012	$1,062	$40,781
Total assets	852	6,368	3,529	6,911	1,324	5,298	2,984	1,053	9,178	11,192	1,463	50,152
Total borrowings	14	1,332	1,051	3,120	$37	497	466	476	2,356	6,371	614	16,334
Total liabilities	240	1,618	1,172	4,173	$386	3,502	520	491	5,112	8,275	792	26,281
Carrying value of non-controlling interests	477	2,617	1,675	2,134	$247	1,461	1,194	115	3,146	1,452	237	14,755
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2022 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.
(3)The total third party interest in Terraform Power as of December 31, 2022 was 42.3% and comprised of Brookfield Infrastructure Fund III: 35.5% and Brookfield Global Infrastructure Income Fund: 6.8%.

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold.
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2022, exchangeable shareholders of BEPC exchanged 12,308 (December 31, 2021: 16,071) BEPC exchangeable for an equivalent number of LP units amounting to less than $1 million (December 31, 2021: $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at December 31, 2022, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2021: 194,487,939 units), 172,218,098 shares (December 31, 2021: 172,203,342 shares), and 3,977,260 units (December 31, 2021: 3,977,260 units), respectively.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2022 and 2021.

The composition of the distributions are presented in the following table:

(MILLIONS)	2022	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$6	$5	$5
Incentive distribution	94	80	65
	100	85	70
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	250	237	250
BEPC exchangeable shares held by
Brookfield	58	53	42
External shareholders	162	156	74
Total BEPC exchangeable shares	220	209	116
	$570	$531	$436
The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield:

(MILLIONS)	2022	2021	2020
For the year ended December 31:
Revenue	$4,711	$4,096	$3,810
Net income (loss)	138	(66)	(45)
Comprehensive income	2,628	2,700	2,229
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	92	77	62
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(117)	(135)	(133)
BEPC exchangeable shares	(104)	(119)	(49)
As at December 31:
Property, plant and equipment, at fair value	$54,283	$49,432
Total assets	64,111	55,867
Total borrowings	24,850	21,529
Total liabilities	37,825	31,871
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892	2,894
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 275.2 million, respectively (2021: 4.0 million, 194.5 million, 172.2 million and 274.9 million, respectively and 2020: 4.0 million, 194.5 million, 139.9 million and 271.1 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 275.4 million, respectively (2021: 4.0 million, 194.5 million, 172.2 million and 275.1 million, respectively).

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2022	2021	December 31, 2022	December 31, 2021
Series 1 (C$136)	6.85	3.1	April 2025	$4	$4	$126	$135
Series 2 (C$113)(1)	3.11	6.3	April 2025	3	2	57	62
Series 3 (C$249)	9.96	4.4	July 2024	8	9	183	197
Series 5 (C$103)	4.11	5.0	April 2018	4	4	76	81
Series 6 (C$175)	7.00	5.0	July 2018	7	7	129	138
	31.03			$26	$26	$571	$613
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the year ended December 31, 2022, totaled $26 million (2021: $26 million and 2020: $25 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2022 or 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
The perpetual subordinated notes do not have a maturity date and are repaid in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on the perpetual subordinated notes during the year ended December 31, 2022 of $29 million (2021: $12 million and 2020: nil) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2021: $592 million) as at December 31, 2022.
Distributions paid during the year ended December 31, 2022, totaled $27 million (2021: $9 million and 2020: nil).

17. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)		Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
					2022	2021	December 31, 2022	December 31, 2021
Series 5 (C$72)		—	5.59	April 2018	$—	$3	$—	$49
Series 7 (C$175)		7.00	5.50	January 2026	7	8	128	128
Series 9 (C$200)		—	5.75	July 2021	—	5	—	—
Series 11 (C$250)		—	5.00	April 2022	3	10	—	187
Series 13 (C$250)		10.00	5.00	April 2023	10	10	196	196
Series 15 (C$175)		7.00	5.75	April 2024	8	8	126	126
Series 17 ($200)	0	8.00	5.25	March 2025	11	11	195	195
Series 18 (C$150)		6.00	5.50	April 2027	5	—	115	—
		38.00			$44	$55	$760	$881
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Distributions paid during the year ended December 31, 2022, totaled $44 million (2021: $55 million and 2020: $52 million).
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2022 or 2021.
18. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
As at December 31, 2022, 275,358,750 LP units were outstanding (2021: 275,084,265 LP units) including 68,749,416 LP units (2021: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2022, 262,177 LP units (2021: 230,304 LP units) were issued under the distribution reinvestment plan at a total value of $9 million (2021: $9 million).
During the year ended December 31, 2022, exchangeable shareholders of BEPC exchanged 12,308 BEPC exchangeable shares (2021: 16,071 shares) for an equivalent number of LP units amounting to less than $1 million (2021: $1 million).
As at December 31, 2022, Brookfield Corporation’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48.0% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52.0% is held by public investors.

On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 26% direct interest in the BEPC exchangeable shares of BEPC as at December 31, 2022.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the year ended December 31, 2022 and December 31, 2021.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2022	2021
Brookfield	$88	$84
External LP unitholders	267	251
	$355	$335
In February 2023, distributions to unitholders were increased to $1.35 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which will take effect on the distribution payable in March 2023.
Distributions paid during the year ended December 31, 2022, totaled $345 million (2021: $325 million and 2020: $349 million).

19. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2020		$970
Acquired through acquisition	3	117
Foreign exchange		(121)
Balance, as at December 31, 2021		966
Acquired through acquisition	3	691
Foreign exchange and other		(131)
Balance, as at December 31, 2022		$1,526

Goodwill is allocated to the following CGUs or group of CGUs:

(MILLIONS)	2022	2021
Value-in-use method
Colombia Hydroelectric(1)	$559	$676
U.S. Distributed Generation(2)	424	117
U.S. Utility-scale Solar	287	—
Europe Utility-scale Solar development platform	66	—
Chile Distributed Generation	17	—
U.S. Wind	9	—
	1,362	793
Fair value less costs of disposal
Europe Utility-scale Solar	100	106
Europe Wind	46	49
South America Wind	18	18
	164	173
	$1,526	$966
(1)Goodwill related to the Colombia hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill.
(2)Includes $115 million (2021: $117 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021 and $309 million (2021: nil) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States.
As at December 31, 2022, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets.
For the remaining goodwill balance, the key inputs in determining the fair value of each cash generating unit under the value in use model are the utilization of discount rates ranging from 9% to 15%, terminal capitalization rate of 3x to 5x, discrete cash flow periods from 4 to 5 years, and future leverage assumptions for the platforms.
20. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2022 these ratios were 11% and 39%, respectively (2021: 8% and 33%, respectively).

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt-to-capitalization ratios. Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt-service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.
Brookfield Renewable’s strategy during 2022, which was unchanged from 2021, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2022	2021	2022	2021
Commercial paper(1)	$249	$—	$249	$—
Debt
Medium-term notes(2)	2,307	2,156	2,307	2,156
Non-recourse borrowings(3)	—	—	22,321	19,352
	2,307	2,156	24,628	21,508
Deferred income tax liabilities, net(4)	—	—	6,331	6,018
Equity
Non-controlling interest	—	—	14,755	12,303
Preferred equity	571	613	571	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners’ equity(5)	760	881	760	881
Unitholders’ equity	9,608	9,607	9,608	9,607
Total capitalization	$13,838	$13,849	$57,245	$51,522
Debt-to-total capitalization	17%	16%	43%	42%
Debt-to-total capitalization (market value)(6)	11%	8%	39%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,838 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $124 million (2021: $132 million) of deferred financing fees and $105 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)During the year end December 31, 2022, Brookfield Renewable completed the redemption of C$72 million of Series 5 Preferred Units.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

21. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2022	2021	2020
Balance, beginning of year	$1,107	$971	$937
Investment	373	57	42
Return of capital	(3)	(8)	(19)
Share of net income	96	22	27
Share of other comprehensive income (loss)	(65)	148	29
Dividends received	(89)	(78)	(56)
Foreign exchange translation and other	(27)	(5)	11
Balance, end of year	$1,392	$1,107	$971

22. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2022	2021
Cash	$728	$759
Cash subject to restriction(1)	268	136
Short-term deposits	2	5
	$998	$900
(1)See Note 1(t) - Recently adopted accounting standards for additional details.

23. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2022	2021
Operations		$93	$106
Credit obligations		56	64
Capital expenditures and development projects		42	6
Total(1)		191	176
Less: non-current	25	(52)	(23)
Current		$139	$153
(1)See Note 1(t) - Recently adopted accounting standards for additional details.

24. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2022	2021
Trade receivables	$672	$629
Collateral deposits(1)	609	434
Short term deposits and advances	113	27
Inventory	42	31
Prepaids and others	86	354
Income tax receivables	74	39
Sales tax receivable	73	36
Current portion of contract asset	54	57
Other short-term receivables	137	76
	$1,860	$1,683
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
As at December 31, 2022, 89% (2021: 82%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2022 and 2021 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
25. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2022	2021
Contract asset		$341	$388
Long-term receivables		235	216
Due from related parties	30	128	142
Restricted cash(1)	23	52	23
Other		86	27
		$842	$796
(1)See Note 1(t) - Recently adopted accounting standards for additional details.
At December 31, 2022 and 2021, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
Contract assets are the result of contract amendments made to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 30 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

26. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2022	2021
Operating accrued liabilities	$440	$312
Accounts payable	276	208
Interest payable on borrowings	153	116
Income tax payable	78	5
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	53	54
Current portion of lease liabilities	33	30
Other	53	54
	$1,086	$779
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.
27. PROVISIONS
The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2022	2021
Balance, beginning of the year	$668	$645
Acquisitions through business combinations	54	99
Disposal	(1)	(12)
Accretion	15	13
Changes in estimates	(245)	(69)
Foreign exchange	(12)	(8)
Balance, end of the year	$479	$668
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2055. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 29 – Commitments, contingencies and guarantees.
28. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2022	2021
Contract liabilities	$662	$635
Lease liabilities	526	434
Regulatory liabilities(1)	149	130
Pension obligations	51	77
Concession payment liability	10	10
Due to related parties	1	34
Other	132	120
	$1,531	$1,440
(1)Regulatory liabilities are related to the regulated pricing mechanism at certain of Brookfield Renewable’s Spanish assets.
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 25 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 30 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
29. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2022, Brookfield Renewable had $1,126 million (2021: $699 million) of capital expenditure commitments outstanding, of which $1,059 million (2021: $669 million) is payable in less than one year, $63 million (2021: $30 million) in two to five years, and $4 million (2021: nil) thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2022:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY 255 million ($38 million)	20%	Q1 2023
Brazil	Wind	137 MW operating	BRL 529 million ($98 million)	25%	Q1 2023
U.S.	Nuclear Services	N/A	$4.5 billion	Up to 17%	Q2 2023
U.S.	Utility-scale solar	473 MW operating	$135 million	20%	First of three projects in Q4 2023
China	Wind	350 MW development	CNY 853 million ($125 million)	20%	First of two projects in Q4 2023
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 15 – Borrowings.

Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2022	2021
Brookfield Renewable along with institutional partners	$99	$98
Brookfield Renewable's subsidiaries	1,510	950
	$1,609	$1,048
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

30. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements:
Principal Agreements
Limited Partnership Agreements
Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Corporation pursuant to which Brookfield Corporation has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2022 is $21 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $24 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2022 of $243 million (2021: $288 million and 2020: $212 million).
Relationship Agreement
Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis.
TERP Brookfield Master Services Agreement
TerraForm Power was party to a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield and certain of its affiliates, dated as of October 16, 2017. Pursuant to the TERP Brookfield Master Services Agreement, TerraForm Power paid management service costs on a quarterly basis calculated as follows:
•For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;
•For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and
•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero. TerraForm Power’s management service costs for the year ended December 31, 2022 of nil (2021: nil and

2020: $23 million) have been included in Brookfield Renewable’s consolidated statements of income (loss) based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
BRELP Voting Agreement
In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.
Governance Agreement
TerraForm Power was party to a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings 1 L.P. (“Orion Holding”), a controlled subsidiary of Brookfield Corporation, and any other controlled affiliate of Brookfield Corporation (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Corporation that owned voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of Brookfield Corporation and TerraForm Power and its controlled affiliates.
On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc (“NA HoldCo”) and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion Holdco L.P. (“BBHC Orion”), a controlled subsidiary of Brookfield Corporation, and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
Power Services Agreements
Power Agency Agreements
Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.
Revenue Agreements
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
Energy Revenue Agreement
In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.
Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046 and provides Brookfield the right to terminate the agreement in 2036.
Other Revenue Agreements
Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for a successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.
Voting Agreements
Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.
Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.
Brookfield Renewable holds its interest in its Colombian operations as part of a consortium. The consortium in turn holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. Brookfield Renewable currently meets this ownership test and is entitled to appoint a majority of the board of directors.

Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25%.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF Entities”), agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF Entities, giving Brookfield Renewable control or significant influence over the entities that own certain renewable power and sustainable solution investments with institutional partners. Brookfield Renewable’s economic interests in the BGTF Entities is 20%.
During the third quarter of 2022, Brookfield Renewable entered into a new voting agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under the Brookfield Global Transition Fund subscription facility. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity, resulting in an increase to total assets of $177 million, an increase in total liabilities of $199 million and a decrease in equity of $22 million. The transaction was accounted for as an asset acquisition.
Other Agreements
Sponsor Line Agreement
TerraForm Power entered into the Sponsor Line with Brookfield Corporation and one of its affiliates (the “Lenders”) on October 16, 2017. The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit to making LIBOR loans to Brookfield Renewable during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). TerraForm Power may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, Brookfield Renewable is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
TerraForm Power is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances, TerraForm Power may be required to prepay amounts outstanding under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield Corporation, which governed certain aspects of the relationship between Brookfield Corporation and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield Corporation agreed that TerraForm Power will serve as the primary vehicle through which Brookfield Corporation and certain of its affiliates will own operating wind, utility-scale solar, and distributed generation assets in North America and Western Europe and that Brookfield Corporation will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind, utility-scale solar, and distributed generation assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield

Corporation. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Corporation during the years ended December 31, 2020 and 2019.
TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
TERP Registration Rights Agreement
TerraForm Power entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and Brookfield Corporation and its affiliates, on the other hand, with respect to the registration for resale of all or a part of the TERP common stock held by Brookfield Corporation or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.
The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
New Terra LLC Agreement
TerraForm Power and BRE Delaware Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TERP common stock and a second distribution threshold of $1.05 per share of TERP common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC were to be distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the years ended December 31, 2022, 2021 and 2020.
The New Terra LLC Agreement was amended upon the completion of the TERP acquisition by Brookfield Renewable on July 30, 2020 to remove TerraForm Power, LLC’s obligations to make IDR payments.

Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at the London Interbank Offered Rate plus a margin. As at December 31, 2022, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2022 (2021: nil). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2022 totaled nil (2021: $2 million).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund, and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, formed a strategic partnership with Cameco Corporation (“Cameco”) to acquire 100% of Westinghouse Electric Corporation (“Westinghouse”) from Brookfield Business Partners (“BBU”) and its institutional partners for a total equity cost of $4.5 billion, subject to closing adjustments. The transaction was done at arm’s length. Refer to Note 29 - Commitments, Contingencies and Guarantees for more details.
During the fourth quarter of 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.
The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2022	2021	2020
Revenues
Power purchase and revenue agreements	$21	$103	$286
Direct operating costs
Other services	(1)	(8)	(4)
Insurance services(1)	—	(26)	(24)
	$(1)	$(34)	$(28)
Interest expense
Borrowings	$—	$(2)	$(2)
Contract balance accretion	(20)	(21)	(13)
	$(20)	$(23)	$(15)
Other related party services	$(5)	$(4)	$—
Management service costs	$(243)	$(288)	$(235)
Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2022 were nil (2021 was nil and 2020: was nil). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims paid are not included in the table above.
The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2022	2021
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$54	$57

Due from related parties
Amounts due from	Brookfield	105	21
	Equity-accounted investments and other	18	14
		123	35
Non-current assets
Other long-term assets
Contract asset	Brookfield	341	388

Amounts due from	Equity-accounted investments and other	128	142

Current liabilities
Financial instrument liabilities	Brookfield Reinsurance	3	—

Due to related parties
Amounts due to	Brookfield	166	119
	Equity-accounted investments and other	62	13
	Brookfield Reinsurance	321	—
Non-recourse borrowings	Brookfield	88	—
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	38	32
		675	164
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	3	—

Corporate borrowings	Brookfield Reinsurance	7	—

Non-recourse borrowings	Brookfield Reinsurance and associates	93	51
	Brookfield	1,750	30
		1,843	81

Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	34
Contract liability	Brookfield	662	635
		$663	$669
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$15	$—

Current assets
Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
31. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2022	2021	2020
Trade receivables and other current assets	$(296)	$(515)	$(2)
Accounts payable and accrued liabilities	109	(282)	(91)
Other assets and liabilities	(7)	81	(62)
	$(194)	$(716)	$(155)

32. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2022:
Current assets	$61	$391	$2,336	$834	$4,172	$(3,611)	$4,183
Long-term assets	4,860	241	3	33,830	59,860	(38,866)	59,928
Current liabilities	60	7	30	7,877	4,455	(7,486)	4,943
Long-term liabilities	—	—	2,299	16	30,567	—	32,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	14,755	—	14,755
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,892	—	—	2,892
BEPC exchangeable shares	—	—	—	—	2,561	—	2,561
Preferred equity	—	571	—	—	—	—	571
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	761	—	—	765	—	(766)	760
As at December 31, 2021:
Current assets	$50	$419	$2,182	$1,155	$2,647	$(3,564)	$2,889
Long-term assets	4,979	258	3	32,973	52,893	(38,128)	52,978
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	881	—	—	891	—	(891)	881
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
For the year ended December 31, 2022
Revenues	$—	$—	$—	$—	$4,711	$—	$4,711
Net income (loss)	(122)	—	2	(1,322)	772	808	138
For the year ended December 31, 2021
Revenues	$—	$—	$—	$—	$4,096	$—	$4,096
Net income (loss)	(136)	—	—	(1,185)	561	694	(66)
For the year ended December 31, 2020
Revenues	$—	$—	$—	$—	$3,810	$—	$3,810
Net income (loss)	(130)	—	(10)	(772)	1,173	(306)	(45)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 15 – Borrowings for additional details regarding the medium-term notes issued by Canadian Finco. See Note 16 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.

bep.brookfield.com

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